Filed by TriQuint Semiconductor, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: RF Micro Devices, Inc.
Commission File No.: 000-22511
Date: November 19, 2014

Qorvo, Inc.
Investor Day

Doug DeLieto:

Hi. My name is Doug DeLieto, and I am very pleased to welcome everybody, both in the room and online, to the Qorvo 2014 Analyst Day.

Before we begin, I want to begin with some housekeeping. So first, I want to remind our audience, both in the room and online, that this event will include forward-looking statements that involve risk factors that could cause actual results to differ materially from current expectations. All forward-looking statements are based on Management's estimates, projections and assumptions as of the date hereof. Neither Qorvo nor RFMD nor TriQuint undertake any obligation to update any forward-looking statements.

In February, we announced a definitive merger agreement under which RF Micro Devices, Inc. will combine with TriQuint Semiconductor, Inc. in a merger of equals. On April 14th, 2014, the new holding company, Qorvo, Inc., filed a registration/joint proxy statement on Form S-4 with the Securities and Exchange Commission. The filing may be found through Edgar on the SEC's website, which is located at www.SEC.gov under file number 333-195236. We urge you to read the registration/joint proxy statement and other documents filed with the SEC, as they contain important information about the transaction.

Regarding the timing, we are awaiting regulatory approval from China's Ministry of Commerce, or MOFCOM, and we continue to anticipate we will close by the end of the calendar year.

Sitting on the stage this morning, in order of appearance are Bob Bruggeworth, Eric Creviston, James Klein, Dean Priddy and Steve Buhaly. After Eric’s presentation, we'll take a 15-minute break to let everyone catch up on emails and refresh your coffee. Then we'll resume with presentations from James Klein, Dean Priddy and Steve Buhaly, followed by a Q&A session around 11 o’clock.

We're also joined in the room by Grant Brown, Barry Church, Brandi Frye, Paul Gilgallon, Todd Gillenwater, Mike Laber, Dave Lacinski, Sean Riley and Suzanne Rudy. It's our goal today to express how enthusiastic we all are for our combined company. We're all working toward a very successful day one launch, and we believe we are set up to deliver significant shareholder value immediately upon close.

With that, we'll begin with a brief video. For those online, you can find the video on the same landing page where you found the slides, and after the video, Bob Bruggeworth will begin our presentations.

(Video presentation)

Robert Bruggeworth:

Well, good morning. It's great to be in front of the group here, and for those online, it's great to speak with you. I know it may surprise you, but we are really excited about bringing these two companies together. If you look at our marketplace today, RF is where it's at. It is great to be in the RF industry, and we have two companies that are doing extremely well this year coming together, and our expectations are to accomplish something neither of us would have been able to do individually, and that's what you're going to hear about today. You know, the RF market is greater than $10 billion. How many other segments in the semiconductor industry do you know of that are expected to grow 10 to 15% per year for the next several years? And that's what we're going to talk to you about today.

In the mobile RF TAM, you've seen we're expecting it to grow over the next several years at a compound annual growth rate of about 15%, and I know a lot of people have questions on will that continue, and today, we're going to answer and share with you why we feel that way. But clearly, the number one driver of this is the mobile traffic, and why is mobile traffic growing?

Two primary reasons. One, clearly for business productivity. As I look around the room, many of you are enjoying that experience as I speak. The second one is, some of you are also enjoying an experience of probably sharing. You know, human curiosity does drive a lot of this, so you're seeing a lot of videos download and uploaded and some of you have probably already snapshot a picture of me and shared it as well; I appreciate that. But clearly, the mobile data is what's driving this, and it's not just driving the handset business; it's also driving the infrastructure business, and you're going to hear about that when James speaks about his business.

And then it's the RF complexity. Why are the number of bands increasing? Eric's going to address that head on in his presentation, but quite honestly, the carriers in particular have spent a lot of money in investing in the frequencies that they own, and that pipe, they're working hard to do a better job of monetizing that, and that's what we're going to talk about, and why we believe the RF content will continue to grow and the dollar opportunity for us will also continue to grow.

In the defense area and infrastructure, worldwide 4G cellular infrastructure continues to be rolled out. We're still very early on in that, and quite honestly, a few years after 4G is rolled out, you're going to hear James talking about 5G and what's coming next. Clearly, the optical network that we talked about to carry all of that data, the mobile data, as well as all of the fixed data that's going through the world. James will touch on defense. Clearly Wi-Fi is exploding. Cable TV, to handle a lot of that data out of our homes, and we have a wonderful technology in gallium nitrite. By bringing the two companies together, we're a leader in GaN, and James will talk about how we plan to monetize that.

So we're bringing two companies together, TriQuint and RFMD. From a customer perspective, the strong relationships that we both have are already being demonstrated as we've had multiple customers put in place three-way NDAs, that being an NDA with TriQuint, RFMD and the customer. They clearly see the value in what we can do and help them launch their products.

Engineering scale and expertise. We bring very complementary skills together, but more importantly, how often in an industry do you have the opportunity to benchmark your competition? And that's what we've been working on, is looking at how we each go to market, how we design, how we produce, and we've been able to benchmark and we've been working on our plans so that when we hit day one, we know which methodologies we're going to use, and we're going to be able to be more competitive, move faster and also on a lower operating cost. We've been developing between us great technologies that lead us to product leadership, and you're going to hear about some of those great products today and why we believe we can continue to grow faster than the market. And last, from a manufacturing scale and expertise, we've got a big footprint that we believe we can monetize successfully and, more importantly again, benchmark so that we have best-in-class, cost, cycle time and quality.

So if you want to think about Qorvo, we will continue to invest in innovation to drive the product and technology leadership as we solve those customers' problems and create new growth opportunities, and you'll listen to Eric and James today and they'll talk about, as we bring the companies together, how we can drive that growth, which will deliver superior financial results, which both Dean and Steve will talk about. Quite honestly, it's a great flywheel, because then we'll take that financial results, the cash flow, as well as the profitability, and make-continue to make investments to build a much larger moat so that we can drive a larger gross margin and in return, more dollars to the shareholders.

So today, we're going to talk about two synergistic businesses. Eric Creviston will discuss mobile products, which is about a $2 billion business, and he's going to go through all the different product segments, and again, why we believe the RF industry is going to continue to grow in double digits for the next several years. On the infrastructure and defense business, James will be running about a $500 million business, and he also will share with you why he believes he's going to be able to grow his business faster than his underlying markets.

So with that, let's get into some details and I'm going to turn it over to Eric Creviston. Eric?

Eric Creviston:

Good morning, everyone. It is indeed an extraordinary time in the RF industry. Our markets are transforming in multiple ways and I want to share several of those trends with you, and with each market transformation, we see golden opportunities for Qorvo to capitalize and help lead the industry forward.

Time magazine recently featured an article which many of you may have seen. It was late September, I believe. It featured the Apple watch, but the article was primarily about the transformation of society because of mobile data. Most of us in the room, I believe, can remember when the internet didn't even exist. Remember that, how peaceful it was? And then when the internet was invented, of course, it was a fantastic opportunity to share across large distances and transfer information, but you still had to consciously connect to the internet, right, to do something and then disconnect and go back to your peacefulness. Then along came the always-on internet and your computer on the internet, all the time, could be tapping information for you. Nonetheless, you still had to walk to your computer and sit down and log in to access that information. So it was much more useful, but the real breakthrough came when we got mobile broadband. So then you're always on internet connection, really transferred to you being never offline, right? And that made a huge transformation in the human experience, and that's really taken off now, as more and more applications are taking advantage of this.

The article made a point which I thought was really interesting, and that is with mobile broadband and the never offline experience, to a large part of the population, a large and growing part of the population, real human experiences now are not complete until they've been shared or posted on the internet, right? I know, I see this with my daughter, right? It's not enough to be at a concert and text or call a friend, right? You have to take a selfie and you have to shoot that around to everybody you know, right? And more and more, it's video clips, six-second video clips of every little thing throughout the concert are being shot all over the world all the time, right? It's a fundamental change in human interaction and human behavior. It's actually enriching a lot of people's lives and it is, of course, driving a huge demand for mobile data.

I'm sure most of you have seen this slide before. You'll see several versions of it today. This is specific to mobile data consumption, and James will show you similar slides talking about the rest of the IP network and how much data he's supporting in IDP. This is from Cisco, and for those of you that haven't seen it, it's predicting the continued expansion of mobile data consumption in exabytes per month. An Exabyte is 10 to the 18 bytes, which is a billion gigabytes. So you see in 2014, all those selfies and videos and downloaded streaming and so forth are generating about 3 billion gigabytes of downloads per month, and that's expected to essentially triple over the next three years to about 10 exabytes per month. It's really amazing, amazing amounts of data.

Now, when you think about it and you do the math, this is just mobile data, not all data, as I said, and you can't support this much consumption of mobile data at a kilobit per second. It’s fundamentally impossible, right? So this chart not only demonstrates the demand for the mobile data, but the mobile data infrastructure has to actually support this curve by providing fast enough download speeds to make it happen, and you've seen the mobile data industry over cellular and over Wi-Fi and other networks really rise to this challenge. So on the cellular network alone now, if you go back to 2004, you were lucky to get 384 kilobytes through your connection, right? Now today, as we can close 2014 with LTE, and especially LTE advance, we have theoretical maximum download speeds of 100 megabits per second and growing. So from kilobits to 100 megabits per second is what the industry has been able to do so far to help support this curve.

Now as we look forward, as you can see tripling over three years, that's not going to be enough. So this is far from over. We still have another order of magnitude or two in the next few years that we need to do, so the cellular industry is focusing on getting to a gigabyte per second in not only download but also upload speeds, and that will be a huge, huge opportunity for Qorvo to capitalize on to help enable that.

So we are part of a huge industry that's being driven by this. This trend is really a cornerstone of the global marketplace right now. It starts with the consumers, of course, the applications, the things they're now doing to share their experiences with friends, and many new applications are arising now to take advantage of the low latency, high throughput mobile data networks, and it all starts with the consumer and what they're demanding, and that's going to continue to change and evolve but one thing is almost certain, every new generation is going to need even more of that mobile data.

Also the carriers are spending huge. A very large amount of investment going into them-the infrastructure to support this because they know they're going to get the return. They know as well this is early innings and they're investing to support this demand and knowing they'll get the return.

Then our direct customers, the device manufacturers, or OEMs, they get the opportunity to sell more devices, to turn their portfolio over quicker and add more value to the end users as well through more mobile data connections. So in total, the GSMA estimates that this entire mobile infrastructure community created over 2-or contributed over $2 trillion to the global GDP in 2013, over 10.5 million jobs directly tied to this industry. So this is a big deal. Again, a cornerstone of the global marketplace, and Qorvo's right in the middle of it.

One of the most important points I wanted to try to get across today is that Qorvo is uniquely positioned to not only capitalize but, more importantly, to drive this trend. We think it's a fundamental trend in the industry for many, many years, and we have a great opportunity to actually make it happen faster. So a few of the ways we do that. On the left of the chart, you see some system level applications that Qorvo will help to enable, and both TriQuint and RFMD participate in these today. System level, we work with the architects; both at the carriers, at the OEMs and with the platform providers, we have architects system level solutions, so we've got really bright headlights, right? We're looking out many generations, and we understand what the network needs are and we're helping people determine what can and can't be done.

Carrier aggregation is a major trend today, whereby the mobile devices can use multiple frequencies at the same time to expand the data capacity in the device and in the network, and that is a really complicated thing to do. Think about it. Your phone is now working on two frequencies at the same time; there's lots of technical issues that have to be solved for that to happen. Next generation and very soon, we'll have three frequencies and then more at the same time in the device working. That is a very complicated RF problem to solve and we are consulted by the entire industry to help determine what can be done here.

As you pack these things into ever smaller devices, current consumption, thermal heating is always a concern, and this is particular to the mobile device because you have to be small, you have to live on small batteries and you cannot get hot, and so envelope tracking is a very advanced form of power management that we have helped to lead in the industry and we're shipping in volume today, and it's making a big, big difference in terms of the user experience with the mobile device. So those are a couple of the system-level challenges we helped tackle, and then specifically, at the component level - and that's really where we have our bread and butter, right - we lead at the component level to enable the systems. So there are several key component technologies, again between TriQuint and RFMD, that we're able to bring together in Qorvo and make even stronger.

You've heard a lot about filtering. Each one of these frequency bands, and especially as you go to higher data rates in these bands, they have to be defined by very specific filters, and those requirements go up with every generation, and it turns out it's a very difficult technology solution to produce the kinds of filters to enable these high frequency bands with tight spacing that's needed in these mobile data networks. We have a great, great lead there in several key technologies and a broad portfolio of different filter technologies to help us to tackle the entire filter landscape.

Antenna control is emerging as another key area. Again, as the handsets work over multiple frequency bands, you can't have an entire farm of antennas out there, and so tuning and antenna control helps reduce the total antenna area while accomplishing the broad coverage that the handset has to handle in these multi-frequency environments. So we continue to see this grow, and we've got a real, real lead in this industry today based on very differentiated core technologies that we've developed for antenna control, which are, in fact, very similar to the high performance switching as well. I'll show you a block diagram later of how complex these are of (inaudible) are. I mean, one of the things you'll notice is as you add bands and modes, you have to switch around this entire network of components in order to route the signals, and the more switches you have, the more routes you have to manage, the more important it is that those switches are very high fidelity, very low loss, very high isolation and also very linear switches, and that requires investments in core technologies.

So when you put all this together, you see that it's really fundamental. To add this kind of mobile data capacity requires investment in more and better RF. It's such an important point. We want to click one level deeper into this to make sure this is clear. When you look to add mobile data to follow that Cisco trend over the next few years, you will fundamentally need to add more RF into the mobile device and also better RF, and not just in the mobile device. You'll see it in IDP as well, very similar trends in James' business are-or you're going to see come out here.

So let's take a minute to step into this just a bit deeper, and I apologize for the dramatic oversimplification of the technical part here, but I think it's important just to get the high level concept of how RF enables mobile data. So looking at a mobile data system at a very high level, you've got some content on the left here and you want to see it on your device on the right. The content is digitized, and it's the job of the RF to match that or to apply that data, the digital bits onto an RF carrier, and that carrier frequency is an EM wave so it does what EM waves do, it propagates, propagates through the air to another device, and then the RF on the other end pulls the data off of that carrier frequency and then it's converted back, right? So very simply, the job of the RF is to pack that digital data onto a carrier frequency so it can be transmitted.

So if we want to increase the capacity in a network, there's a couple of ways you can do it and only a couple. So the first way is to get more sophisticated with that RF, right? In 2G, you had the ability to pack in kilobits of information onto the carrier. When you go to 3G, as I said, you can now pack megabits in, so these circles representing the bits are not to scale but you get the idea. So orders of magnitude, more data can be packed onto a carrier frequency with 3G, and then, of course, with 4G, it's even more. So for now, we're using the same carrier frequency and finding ways through higher performance RF to pack in more data into that carrier, because there's only so many frequencies available in any given network, in any given area, talking to any given device is using one frequency, and so that's why you see every 10 years or so a major step up for the industry through these higher orders of modulation, 2G, 3G, 4G and eventually 5G as well, but in every step, it takes more and better RF to make it happen.

I should also point out that since the device doesn't know on any one call which network it will be on or which modulation it will be using, the phones have to have all of them. So each phone doesn't just throw out the 3G and become a 4G phone; they're all backward compatible. So the vast majority of 4G phones include 3G and 2G in it as well. Even though only one is used at a time, it's in every handset, right, to enable it to work on any network. So you can see just visually how it takes more RF to make this happen.

The other way you can do it-excuse me, more data requires more RF, right, better RF. The other way you can do it is to add bandwidth, right, and this you’ve been reading about for years and it’s not going to end. Frequencies need to be allocated to mobile data, so more and more frequency spectra is being opened up to meet this challenge, and as you know today, there's over 40 bands in LTE alone around the world that are now available for RF spectra for mobile data usage, and GSMA is forecasting that many, many more bands will need to be opened up over the next 10 years to continue the growth of the industry, so governments are working on that as we speak to open up new spectrum. So since any one device can only work on one frequency at a time, if you want multiple devices on your networks, you add different frequencies. So you see, in this case, I've got three different kind of wavelengths depicted here. These are different frequencies a device can operate on-or in-these are three. As I said, it goes up to 40 now, bands, and many devices now actually have 10 to 12 bands at minimum, and we see that growing year-over-year to where you'll see 20 or 30 bands in handsets in the coming years that that handset's able to operate on any one of those bands depending upon which network carrier it's in and what frequency it's assigned.

Here again, because it doesn't know which one it'll be on, you have to have the capability of matching many frequencies within the single device, and again, you'll see this as well. One thing you might have noticed here, you're seeing a lot of RF content on both sides of this, right? So on the IDP side of the business, it's affecting James and the infrastructure in his business unit that deals with cellular infrastructure and back haul, and it's also affecting the mobile device. Of course, in a mobile device we've got very specific space and current consumption requirements that really drive our investments to make this happen, but really very similar to the trends we're seeing in the infrastructure side as well.

Another thing that happens with carrier aggregation, and that's where, instead of being on one of these frequencies at a time, as I mentioned, you can actually use multiple frequencies, and that-and there, you have to be very, very careful. With these frequencies working side-by-side in the handset, it takes a very high performance RF to keep all that separate. So at the end of the day, same basic trend, more bands, more modes; fundamentally, this is requiring more and more RF to make this happen in a handset, and this is not a trend which is over. It's going continue as long as that trend is going up and to the right for the demand for mobile data.

You're seeing the effect of this on our business. This is not theoretical, right? We were projecting a few years ago a content expansion, and there was a lot of pushback that it wasn't possible that this much RF could go in the device. Certainly, I would agree 10 years ago, it certainly didn't seem like that was going to be the trend, but you've seen it. This is now historical, right? You've seen the content from 2G phones and the dimes going to low single digit dollars for 3G, and now into the 10s of dollars for 4G content. We can see at least the next three generations we're already architecting on, I can assure you this trend is not stopping, and I'll show you later the percentage of BAW that we are, we believe there's still room to grow.

Also, when you look at this fundamental trend and go a layer deeper into where the growth is, again, you can tell people are paying for the parts that are making a difference. So high performance filtering, high performance switching in particular are very fast growth areas because that's what's enabling this trend, as I said. It's creating real value for the end user and for the OEM, and you can see we're very well positioned. Again, with TriQuint and RFMD and the technologies we bring to the table, we have the ability to capitalize on the fastest growing parts of this market.

So the question is, is it over? I know if you look around this room, certainly you probably think, “Gosh, everybody's got an LTE phone; the ride's over.” But, in fact, it's quite different. You're probably not surprised that the rest of the world is not as far along in the conversion cycle as we are, but the data's really kind of staggering. This is the GSMA data on total subscriptions worldwide, so this is in billions. If you look at 2014 there that’s highlighted, there's about 7.4 billion total cellular subscriptions worldwide, and of that, this year, about 350 million will be LTE. So in terms of total subscriptions, we are really just getting started.

But you do see 2G is abnormally high. It's common in 2G to have two or three subscriptions per person, so if we strip that out really and let's look at the real underlying subscriber base, there's 3.6 billion mobile subscribers, unique individuals, so even if that 350 is not redundant, although I know several of us have multiple LTE connections, but it's not even, you've got 350 out of 3.6, so it's still less than 10% penetration. So the growth that we've been able to experience from this trend is really just beginning, we believe. You can see the projections forward for LTE, again, tripling. I don't hinge this is a coincidence that you saw the Cisco chart tripling in three years and you see the LTE penetration expectations tripling in three years, right? So going from 350 to over a billion LTE devices in 2017.

Also when you look at this chart, you should be thinking dimes to dollars. The big blue in the bottom, the 2G, those are dimes for us, right? The medium blue in the middle, those are dollars, and then you get up to that black part in the end that's tripling over three years, and you see $10 type of content in each one of those. So the effect on us in this transition over the next few years is even more dramatic.

Also when you think about the ability of the industry to triple LTE penetration over three years, you also realize that we can't do it with just the few handsets that we have today. It's not just the high tier handsets that are going to be bringing out LTE. It has to go down tier, and you're beginning to see that in China today, and that's driving another very significant transformation for our business, and that is the trend towards higher levels of integration.

It's simply not possible to build a billion LTE phones the way we did a couple of years ago. It really requires a completely different approach to how we integrate all that RF content in the front end, and if we look at our TAM, as you see, we are projecting about an $8 billion TAM today, and this is the TAM for the RF front end, specifically what we do in mobile products at Qorvo, going from about $8 billion to over $13 billion over the next few years. But the discrete implementations, where you sell individual parts, like power amplifiers, switches and filters and so forth, that-in total, that discrete market is going to be roughly flat. The growth is going to be driven by those who can drive higher levels of integration because that's what'll help get people to market faster and enable these new devices, and of course, that's why we're really excited about what Qorvo brings to the table here, as we think we’re very uniquely positioned with all the technologies to do this.

I want to go one layer deeper here again to help make sure this is really clear, what we're talking about when we say integrated solutions. So if we look at the RF block diagram of an RF front end today in one of these smartphones, we see a lot of components in there, and it basically breaks down into a few key areas. So there's switching, that routes the signal again between components, and then power amplifiers; you see lots of different power amplifiers which take that very small signal that comes into the RF front end and amplifies it to make it big enough to transmit. So you see a lot of power amplifiers, you see switching, again, as those signals are then routed to multiple filters and duplexers, and those are (inaudible) the signal to be transmitted only on the frequency range that it's supposed to, and keep adjacent frequency ranges from getting noise in them and so forth, again a very critical part for mobile data, and then again, switching at the end as you take all those finely filtered and tuned signals and then you route them to multiple antennas, in effect, to and from multiple antennas, creating a lot of tuning and switching around that front end. So you see, as I said, lots of switching to route the RF front end, PAs, filters being very differentiated as well.

So this is sort of the discrete implementation, and for the last 20 years, our industry has grown by really focusing on being best of breed in these areas. You've had people focus on filters, you’ve had people focus on switches, you had people focus on power amplifiers, because that's what our customers wanted us to do. Frankly, 20 years ago, each of us were discouraged to do anything other than that one thing, because our customers wanted to create multiple suppliers for each component and try to commoditize the RF industry. Well, as you've seen over the last few years, as the RF spend has increased, it's become very clear that they need more and better RF. We're actually helping now to differentiate their device and so you've seen the transition that's gone through two stages. In the past few years, the first was really aggregation, and that gave us the opportunity to integrate a lot of similar functions together. Power amplifiers became multi-mode and multi-band or broadband amplifiers, for example; duplexers became duplexer banks, so one placement with many, many filter placements in it, but that was still kind of, if you will, this vertical integration where each supplier was really good at one particular thing.

The trend now is moving very strongly towards functional integration, which really drives the functional density higher, really solves the RF problem better. So now we're integrating along a horizontal axis. This complexity has grown so much and the need for high performance RF is so high that the industry is now looking for leaders that have the capability to bring the best in switching, power amplifying and filtering and combine that with systems architecture, systems capability and very advanced packaging to do this in a very compact area and make it very simple for the customer to go to market.

So we see some examples. I've shown two examples here, kind of a high band, a low band, if you like. There are some examples, kind of mid-tier handsets where all this will be in one placement. That's what we're doing with RF fusion, for example, single placement with all the RF capability in it for a relatively modest band count. As you get to higher band counts and very complex carrier aggregation where multiple frequencies are going at the same time, you'll tend to see implementations like this, where there's two or even three maybe of these sorts of placements in place. But it's a fundamental shift, and you really have to understand the difference between the last 20 years of discrete to sort of vertical integrations, to now the future with this horizontal integration and realize there's very few people that are-that have the capability to actually drive that, right? In Qorvo, we believe it's top of the list because of the key technologies we bring in each of these areas.

So what's next after this? As I said, the next three years are quite clear, as we're already engaged in architecture discussions with customers. We continue to see growth moving forward in much the similar fashion, so more bands, as I said, are going to continue to come, more bands are going to require, you know, more power amps, more switches, more filtering, and if anything, they're being packed in closer together, which means tighter specs, which will bring even more requirements to the filtering and switching in particular. Also to increase capacity further, we'll begin to implement a lot of systems that you're seeing already in the IDP world and the infrastructure side, like MIMO, where you've got multiple in, multiple out, so multiple transmit and multiple receive paths working at the same time. Also diversity, which is now becoming commonplace, where multiple antennas are receiving and giving the base band a chance to choose the better signal.

Emerging markets really, I think, should be referred to now as developing markets. So for now, the-or for the future at least, we see a little growth in overall subscribers, but the main opportunity as we see the developing markets trade in all those 2G phones for 3G and a lot of cases, 4G. If you think back to that chart that showed the penetration of 2G rolling down, 3G growing and LTE really taking off, each of those transitions creates an opportunity. Dimes to dollars is a great opportunity, just like dollars to 10s is a great opportunity. So the developing markets, again, are just getting started. A lot of room to grow for many, many years as that transition happens.

Then, of course, we're beginning to focus-really, very early days, we're beginning to focus on 5G, and 5G is going to be a whole 'nother level. As I said, it's not just focused on higher data down to the device for consumption; it's focused on higher data up as well, users taking a lot of data and uploading it. So today, as you know, there's a 10 to 1 difference in your download speed versus your upload speed, and in 5G, the goal is to match that at a gigabyte both ways, which will require an awful lot of content growth in the transmit side of the RF front end, so we're very excited about that. When you look at the kind of technologies that are being used there, again, you're going to see a lot of commonality to IDP.

In fact, we joke but it's fairly serious. James is actually my R&D department, right? IDP is actually the R&D engine that's going to fund what I'll be selling 10 years from now, or sooner probably. So you're going to see phased array antenna structures potentially, where you got multiple, many multiple antenna elements that have to be fed in tandem. Again, James’ customers are already doing this today in military, right? You're seeing frequencies already being tested for 5G devices from some of our OEM customers at 30 gigahertz or even 60 gigahertz, again, areas where James is already leading the way. We've got technologies developed within Qorvo coming from the TriQuint R&D arm serving that military infrastructure business that are going to be very key to driving our mobile infrastructures over the next five to 10 years. So we're, again, very excited about the future in terms of the backdrop but also how well we're positioned together to drive it.

I mentioned this earlier. It's one of the common questions we get, it's like, yeah, this has been a great ride but it has to end. The OEMs just cannot afford to spend more on RF, and again, 10 years ago, I would have been right there with you, but we've actually seen what's happened in the next few years, and even today, when you look at the smartphone BAW, we're only 6%. We think we've got room to grow, especially when you think of what you get for that 6% our customers are spending on our stuff. We already said we enable what matters most to their customers, right? I'm not sure you need any higher resolution on your screen. It's still only that big, right? We'll support 4K and so forth, but I mean the screens, you know, fundamentally, how much more dollars do you need to spend on that screen? Is seems it may be limited.

Also as you look forward to the Cloud implementation, fundamentally, the Cloud will require a very low latency high bandwidth RF pipe, right? It'll require less processing in the device, it requires more RF. So fundamentally, we think there are several underlying trends which say we've got room to grow, and from what we can see over the next several generations, we can easily see this growing, our market growing significantly, and RF in total still staying under 10% of the total bomb, which seems very reasonable considering what we're adding to the capability of the device.

All right. So I hope you've understood, or at least got a glimpse into why we're so excited about the underlying trends in the market, what's driving it forward. So now let's talk a little bit about how we intend to win. We're coming into it, first of all, with an awful lot of good tailwinds. We've got core technologies that have taken 20 years to develop separately in the two companies that are now brought together in a very unique company that has the breadth and the scale to really apply this to this fantastic market, so we're focused on widening those technology moats that are already in place. We're focusing our R&D investments on core component level technologies that are directly aimed at enabling that mobile data expansion curve that we've been looking at, right? So we're going to continue investing in power amplifiers and switches and filters, in tuning more and more and power management, the key areas that are going to drive that capability and make that curve come true. Then with those core technologies, we combine that with the system architects we have, system engineering capability, and we're going to continue to develop very dense packaging technologies to enable that horizontal integration at the product level to be very micro-miniature, high performing, low current consumption. The products we develop will be world leading and our customers are going to benefit from that.

Also, we can't ignore scale. We haven't really talked about that much today, but when you look at what the two companies have together, and we put it together, the mobile business alone this quarter will be running at 10 million parts per day, on average every day this quarter. So that's like our starting point as Qorvo, right? It takes companies years and years and years to build that scale. You don't go from zero to 10 million a day overnight. It is a tremendous asset that Qorvo has, and our customers trust the supply chain. Very high volume, competitive cost, high quality, very flexible and geographically located where our customers want it, near their factories. This is a tremendous asset, so everything we do-literally, when we develop core technologies, when Todd is investing in the next generation fundamental RF technology, right from the beginning, he's thinking about how he can make 10 million a day. It's not a sandbox. Anything we develop has to go all the way around this curve and come out at very high volume and low cost, and we've got years of track record of doing this, and I think Qorvo is off to a great start right out of the box to continue to drive this further.

All right, so in summary, great market; I think you know that. Excellent tailwinds; we think the mobile data consumption curve is just getting started. We think Qorvo is in the middle of this market transformation. You've seen the results in our financials separately. Steve will take you through more of this in a bit, of how we think it's going to affect Qorvo going forward, but we're certainly becoming more profitable. We see a lot of opportunities to capitalize on these trends and create a very profitability and valuable mobile business. We're uniquely positioned because of what we bring to the company from both sides, core technologies, system engineering, packaging, customer relationships, manufacturing scale, and we're tremendously excited to kick off Qorvo and help drive the industry over the next five to 10 years. Thank you.

So with that, we will take a 15-minute break, so we'll start again at about 9:30. Thank you.

Doug DeLieto:

Welcome back. I would like now to introduce James Klein, who's going to be running our infrastructure and defense business.

James Klein:

Morning. Let me give everybody just a couple seconds to be seated. So before I came into the presentation this morning, I was extremely excited to talk about IDP. I always love being able to talk about the business. Now that I know I'm Eric's R&D arm, I'm even more excited. I've got probably the best job in the company going forward.

So you know, the presentation today is really two-fold for me. One is to just explain the business. Every time I do one of these kind of presentations, I want to explain to everyone here in the room and the folks online more about what IDP is. It's not one single market; it's not one single set of products. It's really a diverse set of businesses and I want to talk more in detail about those. Then, I am an extremely competitive person so I want to show you how we're going to win, and we'll go into pretty much detail on a lot of the submarkets about how we're going to win going forward.

So those are my two goals. Let's see if we can get through there, and by the way, all my presentations are always great because we put a fighter aircraft. Any presentation that has a picture of a fighter aircraft is a great presentation by definition.

Again let me talk a little about the business. About a $500 million business serving a $2 billion combined marketplace. The marketplace is broken out into several key areas. Probably the largest is our base station business which represents about half of that $2 billion, but also in there is our optical market, Wi-Fi and cable TV. The growth there is aggregate about 5%. It’s actually a little bit higher. Some of those markets are growing much faster than that. Our defense business is about flat. It's probably on the low end of the growth scale. But then you see Wi-Fi that will probably grow up in that region about what you see in the mobile space somewhere in the 14 or 15%. But aggregate, we're in about 5% rate.

Highly diversified obviously as you can see, and one of the great things about the businesses is the longevity of our products. Some of these products that we introduced in the market will have a lifespan up to 20 years. So that's-it's a nice spot to be into because you can continue to benefit from world-class products for a long, long period of time.

Our goal is to grow faster than that market. As an example, 14 compared to 13, we grew about 10% in the combined two companies, so we grew at about twice what the market did. We're doing that by really these three key strategies that you see on the bottom of this page. One is to really partner with the best in the industry. We do very, very well as combined companies when we focus on the leaders, and part of that is because we have great technology. So in those core markets, radar, optical, base station, Wi-Fi and cable, we put quite a bit of energy into partnering with the leaders in the industry.

We always want to maintain our technology leadership. We do that in several different ways, but one of the great ways we do it is our partnership with the US Government, and with the Department of Defense. So today in IDP, we're working on technologies that probably won't come in the commercial space for 10 years, may not ever come into the commercial space. But it gives us a very forward look into where technologies are going. So we talk today about semiconductors, GaNs, same kind of excitement about GaN, but today we're doing things like GaN on diamond so we're really looking at what is that long-range technology road map.

One of our goals, though-obviously is technology is great but you don't commercialize and it's not very exciting, certainly to this community, so we really want to drive some of those technologies into the market in particular focus today is GaN and (inaudible). So we maintain our technology leadership and it's really all about products; that's what our customers demand. That's really how we make money is we get products out to the market, so a big focus on those products; being differentiated, and also a focus on just the pace of product development. You'll see coming up in a chart, we've increased substantially our product development rate. We'll release about 200 products in 2014. That helps us again get in those 20-year long product cycles to continue to drive revenue growth.

One other thing is acquisition. You'll hear more from Steve Buhaly as he comes up later this morning to talk about acquisitions, but it is a big focus for my business. We see a market that's ready to be consolidated in some areas, and so we will continue to focus on growth in that manner.

So this is a little bit of a view of IDP. As an engineer, we had to do it in a schematic form, but what you really see there in the middle is that 7,000 products, about 6,000 active customers, over 14 different markets, and you can see the market over on the right-hand side, what we call wireless infrastructure, which is our base station market,. You can see connectivity, Wi-Fi, industrial, automotive. This is really the heart of the start of Internet of Things. You can see transport; this is our back haul business a lot of people call it; optical, cable TV, point-to-point radio, and then satellite communications or Vsat. So again, multiple inside what we call network infrastructure, and then of course our defense and aerospace business as well. Kind of the linchpin there is our airborne radar business, but also electronic warfare, land base and ship base radar, defense comms, which is a growing business for us, and then our space business.

Spend just a couple seconds talking about space because one of the things we haven't talked about is revenue synergies of the business putting the business together. How can we win combined in areas that perhaps we weren't able to win as we were separate companies, and one of these areas is as an example space. TriQuint had a significant defense business; we had a lot of products. We had limited capability to put space products out to the market. RFMD has a great world-class space packaging and qualification facility but it doesn't have a lot of products, so the merger of those two is a pretty exciting ability for us to go service the space market. It's a market that in all honesty, neither one of us probably would have pursued separately and now together it gives us a great opportunity.

I want to talk a little bit there in the top about the engineering organization. We've got about 300 full-time engineers really spread out around the country, and a little bit internationally and those engineers we try to put close to where our big customer concentrations are. That helps us with that support model I talked about earlier, how we can really partner with our customer base.

One thing that we believe is very unique about IDP and unique about Qorvo is the research organization you see on the bottom of this chart. This chart is about 20 PhDs and three IEEE fellows, and again, this organization is funded in a large part by our partnerships with DARPA, O&R, other agencies in the US government. We also put in our internal money as well, and this group is very focused on the future. So this is the organization, different than how Eric talked about how we've got to develop a product to go to 10 million; these guys are not focused at all on 10 million. They're trying to decide if we can do it one time. One time is a success in this organization. But again, it's looking out many, many years in the future to try to understand where technologies are going to go. But in the past, this organization has done some of the early development of (inaudible) which you see proliferated today. Some of the other development of (inaudible), which certainly you see proliferated today, and today and in the last few years, they've been spending a tremendous amount of energy on GaN. In fact a couple of them wrote a book here called "RF

Applications for GaN for Dummies," so if you guys want to admit to being a dummy, which is probably the hardest part of taking the book, then you can take the book and learn a little bit more about GaN. So very a diverse organization supporting a large number of markets in IDP.

I wanted to again illustrate, we talked earlier about 7,000 products; very difficult to try to put up a list of 7,000 products. But what's important here is that we really span just a broad range of performance markets, frequencies, all those sort of things come out of IDP. This is what our customers see when they look at IDP. Sort of that one-stop shop for anything that they would need RF and that's very, very beneficial to a lot our customer base. It gets much better as we put the two companies together because we're able to really fill out the line card, it if you want to talk about it in that way. But a large number of products. I think one of the things that's important too is some of these markets and the frequency, so we're going to talk a little about 5G coming up, but I want to talk about what some of these markets are. Electronic warfare is a very-typically the products in electronic warfare are very broadband, so this is an area where we get a lot of experience about how do you do parts that don't operate maybe over 30 megahertz or 100 megahertz but these are products that work maybe over 20 gigahertz. So we get the broadband nature of trying to understand what we’re doing.

Areas like satellite, Vsat and point-to-point, and a little bit in our-the in the radar business or our high frequency businesses, these are areas where we get experience in. 30 gigahertz, 60 gigahertz, maybe even 94 gigahertz. That really lets us be out on the leading edge of frequency. And then you see areas like our connectivity or Wi-Fi business; this gets us in that 5 or 6 gigahertz range, and really helps us as we see significant growth in the Wi-Fi market. So these businesses have meaning not just because of their sort of internal growth capability, but also to help us fill out our technology as a company.

Now, a complicated chart but I think this is pretty much the heart of the presentation so I'm going to spend quite a bit of time. We got some questions early on when we were putting this presentation together about what's really driving each of these submarkets and how are we going to win? How are we going to grow as Qorvo? So we went here to the top five businesses and I'm going to talk a little bit about what the growth drivers are, the trends that we see in each of those individual industries, and then what advantages we believe we bring as Qorvo.

One thing to note here is that we are diversified, these markets are very diversified, and most of the markets are going through some type of transformation in technology. You'll see that common theme and typically the common theme is very much the same theme: it's the drive for data. More and more data, whether it be mobile data, whether it be video data or whether it be some of our complex defense systems that want to aggregate more data; it's always driven by more data, and that's kind of the common thread. All of those changes are creating growth opportunities for us as a business. If I start with the 4G LTE rollout worldwide, that's our base station business. We are doing very, very well in the China rollout. Significant customer demand. It's been a very large growth area for us as a business, and so this is great. What's driving that? It's really the upgrade of systems and in fact installation of new systems in China, and the upgrades around the rest of the world.

There are several new technologies that are coming into play there. GaN, I'll talk more about coming up but GaN is really driving efficiency. We're seeing bandwidth extensions and we're also seeing the move to higher frequency.

How are we going to win in this market? We've got great relationships with really the big OEMs that are winning in this market. We're also able to integrate the same as you saw in Eric's presentation about the strive for integration, we're seeing that in the base station realm as well and it becomes even more important when I talk about 5G coming up. But our ability to put together L&As, variable gain amplifiers, filters, those sort of things into smaller higher performance packages is really helping us win in this market.

Then this is the area where we see significant growth in GaN. The overall base station PA business is relatively flat but the GaN side of this market is growing at about 25%, so this is a market that we are aggressively pursuing.

If I switch to Wi-Fi, obviously the growth drivers there is just the expansion of connections. Again I'll talk more about some of these coming up, but many, many more connections. The trend is obviously the continuing change of standards in 802.11. AC is what we're focused on today but it continues to evolve. It means broader bandwidth, more efficiency, and also as we get closer and closer to LTE frequencies, there's a lot of filtering that's required in this marketplace as well. If you see how we're going to win, part of that is that filter technology to be able to coexist with LTE. The other again is partner relationships and you'll see that throughout the presentation. We're really focused on our partners, in this case it's the chipset suppliers, and then we've got some great cores for performance. Now it turns out a lot of these cores come out of our mobile business, so we're able to take very high performance, low-power core technology and then we'll be able to move it into the Wi-Fi business, so that's a great opportunity for us again to grow and share.

In defense, defense has just typically driven for us by innovation. Our customers really look for us to be out on the edge of performance, and the market trend we see here is not so much new programs or new starts, but upgrades. We see those in several areas, whether it be ship-based radars or the aircraft radars. I think we've talked in the past about the F-16 retrofit market. We believe there's about 800 F-16s worldwide that will be upgraded. That's a very substantial opportunity for us to provide components into those upgrades.

What lets us win in this market? We do have a leadership role in the airborne radar market so we do very well there. We have a trusted foundry relationship and again I'll talk more about that coming up, but that really allows us to support especially the big primes in had business area. Then GaN has been very important here, especially supporting not just the primes but the broad set of suppliers in the defense market. We've been releasing a large number of standard products to support that broader set of the market.

In optical, the growth driver is data. Again, you get all that data that's coming off the back end of Eric's presentation has to go somewhere, and the movement around that is really coming out of our optical business. There's a transition there as well: NG to 40, now 40 to 100. We've traditionally have been focused on the long haul part of that business and what we're seeing today is that technology is starting to move into shorter and shorter ranges, including some datacom, and again I'll show you a little more about that coming up. We're going to win here again on technology. We've got very advanced semiconductor processes here that allow us to win. Part of that is because I talked about bandwidth earlier and broadband components. This is really an area where you need a component that works almost from about a few hundred megahertz to 50 gigahertz. So very, very different frequency ranges. We also have to have very low power dissipating, and we have to have high levels of integration, and again I'll talk more coming up but we have great packaging ability in the optical space.

What's driving cable TV? Again, it's data. It's the competition on who's going to get data here. Obviously it's predominantly video. What the trend is, is the implementation of DOCSIS 3.1 and also some sub-trends about fiber getting closer to the home. We're going to win here by, again, we're an incumbent. This has been a strength of the RFMD side, the leader in this marketplace, based on GaN. So this is one of the first relatively high volume commercial applications for gallium nitride. We've also got a great capability in Germany to design and manufacture and test these products. So, sorry to a little long winded but that's going through the markets in general.

Now let me talk a little bit more specific about what's driving demand in wireless infrastructure. Obviously it's data demand; we've talked a lot about that today, and it's new technologies, and what I'm going to focus on is the 5G side. So from our perspective in IDP, 4G is here, the rollout’s there, we’ve got the products out. We're winning in the biggest market today in China. We expect to continue to win as things go to India and then potentially Brazil, but one of our focuses is to start already looking at 5G. We believe that as early as 2016, some of the standards will start to get set. We think there will be early demos in '18 and probably first commercial in 2020. It may sound long to some in the room but in the kind of technology I worry about, that's what I worry about is what’s going to be happening in five or six years.

You can see the technology shifts. Eric talked earlier about MIMO. Today we're 4x4, the expansion here is 50x50, and for those of you that maybe have talked about phased arrays or AESA, this is really now a military technology that's been an AESA coming into a play in the commercial side. So the at some point in time, your base station will look like a little phased array; you may even have a phased array in the back of your handset. The frequencies we see for this are up in the millimeter wave. We are starting to see demos from some of our customer base in those millimeter wave frequencies, and I consider that about 30 gigahertz and above. The band count will continue to stay high, and there's even some talk about moving up into the 100 gigahertz range.

So why is this important for Qorvo? It's really because we've got great technology to really address pretty much anyplace this goes. We've got technology that supports us up to 94 gigahertz. It's not cheap enough today and we can’t do 10 million of them, but we have great technology to be able to continue to support this transition.

By the way, this data is all the data, so this is global IP data across the broader network.

To talk a little bit about base station, this part of the industry is under pretty intensive pressure to just be able to get all the data through the pipe. So we're seeing quite a bit of drive on innovation to be able to get more data through, and it turns out this industry is also very pressured on efficiency or how much power the base stations pull, so there's quite a bit of push on the industry to get more efficient. Predominantly power amplifiers in the base station use most of the power. So we see data going up 5X, we see a large amount of pull on energy use, and we see the creativity by the OEMs on how do they offload? Whether they offload by small cell, do they use offload by Wi-Fi, but a lot of creativity about how do we get things off of the main network.

For us, we see a significant play here on top of our already existing product base but we see a play here for GaN. GaN has significantly higher power density than what's currently serving the market today in LDMOS, about 8X, and maybe even more important, it's got about a 20% more efficiency. So, big push from our customer base to get GaN products to be able to address this market.

You'll see down in the bottom, why do we win? We talked about that earlier. It's really about partnerships with our customers. It's about performance, broadband width and using GaN to have better efficiency than LDMOS.

If you talk about Wi-Fi, again, what's driving this? Just an explosion of devices. I think for most everyone here this is probably the easiest one for everyone to see. It's really hard to see how the content inside your handset is expanding. Whenever I talk, I ask everyone, just do the count in your head of what's connected at your house, and then go back three or four years ago and try to decide what was connected in your house and you'll see that today you have many, many, many connections in your house, and in fact if you bought a car I would say in the last six or nine months or so, you probably have connectivity in your car today. So there's just a significant expansion of connectivity. That's a huge opportunity for us as a company, so we intend to continue to pursue this market to be able to grow.

Same thing on how we're going to do this: partner with chipset suppliers. We believe based on some of our processes that we're going to have the best products in the industry, and we do have best products in the industry. Then with our capability to both supply PAs and filters and power management, it makes us a very-we have very nice combinations to support.

If you look at that chart in the right, you really see that change in standards I talked about earlier. We're really focused about AC today, and a lot about AC is really being able to get video across Wi-Fi, and I know if you're like me, you're at home and you're arguing about who gets to connect to stream video; now I have a couple of daughters, and so we're always in a debate on how much connection we can have into Wi-Fi to download. So the intent as we get to AC and more is to alleviate that constraint.

If we go into the optical market, we like to segment this market a bit. On the right-hand side, you'll see the telecommunications side of the market or what is commonly called long haul, or maybe even transport, but this is really long-range fiber connectivity, maybe across the country or broader. This is a market where we've been very strong in the past, we have led the transition from 4G to 100G here at a component level and we'll stay focused in this area. You can see a little bit about what we're doing there on the bottom. We've significantly increased our integration capability. Traditionally we would have had a single channel type subassembly. Today we have multichannel quads. We’ve also-one thing that's driven this market is modulation increases, and we've went up today where we’re at 16QUAM, which is a very complicated modulation scheme that allows more data to be put on the fiber.

We're also starting to stretch a little bit into the datacom area. It turns out the size of the data centers today and the locations of some of the data centers is really creating a sort of intermediate opportunity for us. We need performance almost equivalent to long haul, but we need it in a format that's able to get into more of a data center connectivity. This is an area where we've recently had some very nice design wins to be able to support that part of the market. Our strategy here is really around performance. We drive very aggressively to make sure we have the best performance on what we call the optical eye, which really tells you about noise on the system if you want to think about it, and also the lowest power dissipation. Dense integration and our packaging and test capability is very, very important here as well.

If we move into cable TV, again I talked about this a little bit earlier. This is a big race by the subscribers to really capture that IP video content. You can see how important video is. You can see the growth rate on the right chart. You can also see that it's about 80% of the traffic in 2018, so there's a big push on video. Fiber is moving closer to the home and we've got new standards coming out that really support high levels of performance. So again here it's about bandwidth going from about 600 megahertz to 1.2 gigahertz bandwidth is what's driving great opportunity with us for GaN for the same reasons we're excited about GaN everywhere else. We're excited in this market because it gives us better efficiency, it gives us better bandwidth, and it also gives us great linear performance in about a 20% less current. We drive market leadership in this area based on our GaN and as I talked earlier, we’ve got great capability internationally here to design, manufacture and test our products.

If we're going into the defense space, this is an area where we have very broad customer support. We support our customers all the way from a foundry services model up to pretty highly integrated packages and subsystems. It's all based on some very great core technology. We have leadership in GaAs and GaN and in SAW and BAW. We’ve got integrated assembly capability and I’ll show you a pretty substantial change we’ve made in moving up the value chain on the next chart.

As I talked with about earlier, we stay ahead of the curve here and again a lot through our partnerships with DARPA and O&R and other agencies in the US Government. We're a trusted foundry and actually trusted foundry and packaging services by the US government as well since 2008, and a major milestone we announced earlier this year is that we've achieved MRL level 9 for GaN. Now let me explain MRL a bit. MRL is a process that comes out of the DoD to look at the maturity of a technology. Manufacturing readiness level. It goes from a scale of 1 to 9. Nine means that you're fully ready to support production capability, so that means you've demonstrated it in the field, you've got all the things inside you need to be able to produce at volume, all those sort of things in place, and we achieved that milestone this year. So we believe that our GaN capability is ready to support both the commercial and defense markets.

This is a great story as well because one of the partnerships, when we partner with folks like DARPA, they love that we've got not just the defense business but we have a commercial outlet for the technology. So they love that because that commercial outlet drives down cost and then it rotates back around and our defense customers get lower cost. So having both the commercial and the defense business resident inside one organization doesn't just help us get new technologies for the commercial side, but it also helps us lower our cost on the defense side, so it's a great circle.

In the defense business, we've had significant strength internationally as well and this has been a big growth driver for us. You can see down there in the lower left, our push has been products. In 2011, we released less than 50 products into this market. In all honesty, a lot of those products weren't necessarily game changers. They were maybe upgrades of older technology and things like that. Today, we're releasing 100 products a year. These are very high-tech, high performance products, a lot based on GaN, but they're available for a broad set of customer base.

You can see the trusted accreditation in the lower right and you can also see our partnerships with some of the largest folks in this market, not just domestically but internationally as well.

Talked about moving up the value chain. I talked about acquisitions earlier and this is really an example of both. So about a year and a half ago, we purchased a company that has a technology that we call Spatium today. You can see those on the lower right. It’s a little bit hard to understand those but instead of a part that we can barely see, this is a part that weighs a couple of pounds. What this technology is, is it takes our GaN power amplifiers and it very efficiently combines those power amplifiers in a form factor that allows us to compete in the TWT or traveling wave amplifier market, a very significant market for us. The technology is superior in several ways to the existing technology. It's mainly superior in its reliability and also it operates at a much safer voltage than a tube traditionally does. So this has been a great success for us. It's been mainly focused today on the military retrofit market. So we've been pursuing retrofits in several platforms where tubes have become obsolete and we're now able to replace them with solid state technology. We've been able to almost triple the revenue in this business in 18 months, since the acquisition, and we see that trend continuing. In fact just a few weeks ago, we booked business that would represent about a year's worth of revenue in this area, so this we’ll continue to push. We're also now starting to look at pushing this into the commercial space, like Vsat.

So I like to show this chart because, one, it's really great technology, but two, it shows a little of our strategic intent, which is to move up through the value chain and to do that through the acquisition. Now, it’s been a great learning experience for the company.

Okay, so let me talk in summary, and I'm going to focus there on the right at first. So one of the things I'm just so excited about is that we're bringing together two world-class companies, and in my space these were both companies that were doing very, very well and the great thing about it is that we were winning in markets that didn't have a significant amount of overlap. So as we pulled the teams together over the last nine months or so, it's been a great interchange. It's been about learning, right? We've been able to learn a lot about how each other are doing things. You can see the strengths there. Now, this is not pure but RFMD generally had great strengths in cable TV and Wi-Fi and also had a very healthy standard products business. You come onto the TriQuint side and we certainly had a longstanding defense business. We were doing very, very well in the base station market, and of course we've been in optical for almost 20 years. Very little overlap between those two. The one thing that was a big overlap is both of the businesses were based on world-class technology, so that's been a great opportunity for us to really share about what technologies we're going to use going forward. Then we both had a very significant focus on the customers.

So, me as a new leader, have I started to see customers? What I haven't seen is customers going, “Oh you guys are terrible.” The customers are excited about the merge in my space. They're excited about the new capabilities that are going to come to play. So it's been really, really great to bring these two things together and we really do believe we're creating a leader in this space that is going to allow us to grow.

If you look at the bullets there, we're very much diversified. I hope you saw that in the presentation; hard to put the business on one chart but very, very much diversified. We have long-standing, great relationships in these market areas, whether that be defense, optical or cable TV. We've got a great product portfolio. So there's 6,000 or 7,000 of them out there for our customers to choose, and we continue to release those at a couple hundred a year. We believe those products are best-in-class in many, many cases. So we're driving the edge of technology, and again, if you remember one thing about what IDP is, it's typically about performance and we have that performance. Again, that's really based on our technology. Our customers come to us and talk about technology. Bob talked about three-way NDAs. We're seeing that in the IDC space where the customers want to talk about the capabilities of both prior organizations.

So the merger is going to be a very nice thing in IDP. The teams are coming together very, very well and working together. I couldn't be more excited, especially about being Eric's R&D guy.

So anyway, that concludes my presentation and I appreciate the attention. I think Dean is going to stand up now and talk a little bit more about value creation.

Dean Priddy:

Thank you, James. Good morning everyone. Wow, I think Eric and James just covered most of what I was going present about value creation. It's the biggest chunk of the value of the company.

With the RF TAM expanding as rapidly as it is, both James and Eric are benefiting from that. They've got two healthy, growing, very profitable businesses that’s taking advantage of those trends.

We have all the major building blocks necessary to be successful in RF, all of them between the two companies. So we can go out and solve the customers' most complex problems, any customer in the world, whether it's in IDP or on the mobile side. That's the not a remark just for today. That's a remark going well into the future as well, because this story has legs for years and years and years to come.

I'm excited. I'm excited to be a part of this company, Qorvo, this team, excited about that. I disagree a bit with James. I think I actually have the best job in the company, but we'll see, see how that works out. But I get to focus on some areas that I have a great deal of passion over. Particularly our people, our systems, the full integration of two really good companies into a great Qorvo, and also the value creation, which everyone in the room here is interested in hearing about.

A little about some of my responsibilities. Human resources. I want to make it clear human resources are to support the organization. So what do we do? We help the business units. We help the functional groups be successful. We help them recruit talent, we help them retain talent. We help them with organization design, and we do things such as benefit plans across the company. More than anything else, we want to attract and retain the best people in the industry because that's our most valuable-that's by far our most valuable asset. How do you do that? By being a winning company, and from what I've seen, and putting the two companies together into Qorvo, this is going to be a winning company. All the way from the college graduate who's going out landing his or her first job for the season, a veteran coming into a high level position who knows he's going into a company that's a winner and that he or she is going to be able to make a difference. That's how I view HR and HR's role.

Information technology, IT that's a support organization too. We have a saying about making outcomes always (ph) better. Well, it's not really IT making outcomes always better; we have a role in it, but we need to do is get out and talk to the business people, the business units, the functional teams, operations, marketing; it’s any one that uses the very systems of the company to understand what our customer needs. It's so very important to listen and then construct your system based on inputs you're getting from the actual users who are going to get more productivity out of the systems.

A single sorts of the truth. Relevance of the single source of the truth: well, we ship 10 million products a day. At any given time, we probably have a billion piece parts in inventory. You know what? You've got to know where every single one of those parts are. Every single one. They come in to finished goods, they go into-I mean they come in to raw materials, go into (inaudible), go into finished goods, they get shipped so we've got to account for all that. That's a system that there can be no errors. Absolutely accurate, and it's the single source of the truth in terms of inventory and revenue recognition, and so forth.

There are other systems like our product development system, that's across the company. That's a single source of the truth of all the products being developed throughout Qorvo. I'm a firm believer in what we call the uniformity model.

Common platforms, unlimited freedom to innovate. So what does this mean? I'll use our product development process as an example here. There's a lot of structure that our engineers and marketing people and business people have to follow to kick off a new product. You go to a financial analyst, you go through analysis of the product, you go through a market study, you look at what customer you're really targeting, how you're going to win the business. There's a lot of things there; a very structured and methodical approach to developing a new product. However, when that engineer sits down and actually begins designing that product, that's where creativity and innovation can enter in. One platform across the company, however, unlimited degrees of freedom in terms of our engineering community being able to use the latest technologies and produce the very best products as quickly as possible.

Now, these three things, making all tomorrows better, single source of the truth, uniformity model, it all falls into part of the strategy of IT. You heard James talking about being acquisitive. This will help us whenever we do make acquisitions be able to very, very quickly integrate those companies into Qorvo. With our systems, we'll be able to realize synergies much sooner, much more effectively.

Value creation, the program management office: PMO, where product and technology leadership intersect with the lowest possible cost structure. Now, I've seen companies that had really good technology, but not a very good bottom line. I've seen companies that they were really good at cost but they just couldn't sell the product because it didn't perform well enough. Well at Qorvo, it's not acceptable. We have to have both and we are going to have both: technology, product leadership and the lowest cost structure for whatever product that we're shipping.

Synergies. Yes, okay. All right, the buck stops here, right here. I'm the person that's going to be responsible for achieving $150 million in synergies at Qorvo. Yes, I'm going to have a lot of support, I'm going to have a lot of help, but I've got the plan. How well are we doing? Doing very, very well. What we've committed to: $75 million run rate in synergies one year after close, and another $75 million of synergies second year after close; 150 million run rate.

We've done this before. We have a great execution track record and some very proven techniques. So this isn't new to me; it isn't new to a lot of the people from RFMD and TriQuint in this room.

Best of best benchmarking: wow, this is one of the most powerful tools we have. Bob mentioned it. I’m going to mention is again because It is so rare for two public companies that are similar in size in a similar industry to form one company and get to look under each other's hood and see what kind of systems are in use, what kind of cost structures, how FABS are being run. I mean you name it, we're able to look everywhere without stepping over any regulatory boundaries. But we're very, very far along in benchmarking the two companies, and what we're doing, we're taking best-of-best approaches. It's not score keeping. We're doing what's right and we're selecting the best from either company.

There's going to be a lot of people at Qorvo that's going to get very familiar with some new terminology. A lot of people already know it; we've been using it. It’s advanced analytical techniques, zero-based analysis, should-cost models, product inactivity analysis which focuses on indirect labor, and finally global RFQs. There are others, but these are just examples of how we're going to go about attacking cost structures and generating synergies between the two companies.

Okay. A little more to put the meat on the bones of the PMO. No, we haven't actually realized any synergies yet, but we will beginning day one. We introduced Paul (inaudible). I actually had to arm wrestle James Klein to see who ended up with Paul. I’m not going to say who won, but Paul is the PMO for Qorvo.

I'm going to bounce around a little bit here, the charter. Okay, there is a very clear concise specific charter of what the PMO is, what its duties are, responsibilities, and the key performance indicators of how we're going to measure success. Now, we have already put together 150 initiatives being driven by 50-plus business owners. They're already loaded into a system that we call Wave, and you can see the individual cards there. and each functional VP along the bottom access has responsibility for a number of these cards; something we've used very effectively. This is program management. What program management means is that you've got a lot of complicated projects underneath, so you're managing not just the projects, you're managing all the projects.

So how are we going to go about doing this with this level of complexity? It's actually pretty easy. Paul, Barry, myself, we will have weekly cost of goods sold PMO meetings, weekly expense PMO meetings, and we're going to be talking to each of the business owners about how well they're doing with their initiatives. Either in timing or in dollar savings. If they need help, we're going to give them some help. If they're on schedule, we're going to say fine, keep going. Every month, Bob, his executive team, we're going to review this. We're going to review it every month. Barry is going to be able to take all the inputs and turn it into a P&L. Time phase, when we expect the synergies to hit, and that's going to be the management process. It's proven, it works, and whenever a project gets finished, guess what, we go looking for another project. You know what, there's no project too small. Some of these will represent tens of millions of dollars of opportunity, but a lot of little projects begin to add up to significant dollars.

So, do I think Qorvo is ready to create value? I think it's pretty clear. We are set up about as well as we can be set up. I think the markets are cooperating. We've got the employee base. We've got the structures within the company, and I'm sure Steve would like to talk to you a little bit about the $150 million in synergies and how it may affect our financial model. So thank you, and over to Steve.

Steve Buhaly:

Good morning everybody. Thank you for making a trip out here in some cases or spending the morning with us. It's great to see a full room. Really appreciate your interest and your time this morning. Also want to give a shout out to Doug DeLieto, Grant Brown, who did a ton of work to put this thing together, build a deck of really great slides, and in particular I want to thank Grant for serving as our TriQuint IR Director for the last couple of years. He'll be moving into a role in mobile devices which will be pretty cool, and Doug DeLieto will be staying in the Investor Relations role serving all of our investors and analysts post merger. All of which is really good and thanks, Doug and Grant.

I'm also pretty fired up about the merger. I'd be even more fired up if we could get it done more quickly, but it's getting there. We are going to close, but some parts on the regulatory infrastructure take more time than others, and I think that's just the way it is. But lots of good stuff coming together.

Scale matters in this business, just like had any other industry, and we have a pretty good view of the benefits and Dean and his team are have a very detailed list of opportunities for improved financial performance, none of which we have taken advantage of yet and so- but they're queued up, they're planned, we have teams assigned, it's going to be really good.

Just to put things in perspective, I put a chart together where we simply added together the results of the prior four quarters, the actual results of our two companies, and then a midpoint of the guidance for the current quarter. Now, this will differ a little bit from the pro formas that we'll file with the SEC sometime after the close, which will be GAAP; these are non-GAAP. They'll have some purchase accounting adjustments and things along those lines, so there will be a little difference, but I wanted to share with you the trend line that the two companies together have achieved, and I think it's a case of two really good companies coming together to create a leader in RF. A terrific company.

Top line revenue, our guide for the current quarter is we're going to grow almost 30% year-on-year, December to December. Pretty remarkable. Fundamentally driven by 4G, both on the infrastructure side and the mobile side, and also taking advantage of the opportunities in this fine marketplace we have.

So nice, healthy revenue growth and then gross margin story. I 'm sure most of you are familiar with the story that both companies have achieved. RFMD has done a terrific job of relentlessly driving costs out, creating products at the-great products at the lowest cost point possible. On the TriQuint side about half of the improvement has been through the same process of cost reduction, and those costs aren't coming back. Very sustainable improvement. And then, again at TriQuint, the other half has been portfolio management where we've seen terrific growth in our premium filter business and we’ve actively weeded out some of the lower margin products where we just weren't contributing enough value to be rewarded with attractive margins. As a consequence, margins are up 1000 basis points. Really terrific impressive performance, and yet we haven't touched a time of the merger opportunity, the synergy opportunity. So, the management team kind of looked at this and said, “Wow, previous kind of model for Qorvo was, if I remember right, 45%.” We talked about it last February-that was a long time ago, and so we'll talk a little more about that. You can see we've done pretty well against that, June, September, probably December. Now March is the weakest quarter of the year, but I think there's opportunity there.

Operating expenses, really good discipline; they’re basically flat. Revenue we think is going to be up 30% again, just quarter on quarter, but healthy growth. Op ex is flat, good discipline. It also tells us that this is a scale game. We just don't need a lot more operating expenses to support a larger business, and you can see that in the numbers. All of that has a pretty healthy effect on operating margins. You guys are all good with algebra. I am too. Operating margins last quarter, next quarter, running in the 25% range, market improvement year-over-year, operating margin doubled, more than doubled from 12% to a projected 26, 27%, and as a result, kind of your pro forma EPS has made huge improvements year-over-year, trend over the quarters, any way you want to cut it, a really good story. There's a reason I wanted to put these numbers together: it's fun to tell the story and I think it's testimony to both the marketplace, the opportunities we've got, and I think those opportunities are continuing to develop as you can see from both Eric and James' presentation, and really good execution. We've made the most of the opportunities out there.

So with that I'll come to one of the more interesting slides in the presentation. We believe there are more opportunities in front of us than we did last February when we first announced the merger. We believe a target operating model, again, similar to what we said at the time of the announcement, two years after merger, which should be a couple years from-not much more than a couple years from now, hopefully-we think gross margin of 50% is realistic, is achievable, and we can earn that between the benefits of scale and synergies and the investments in the wide technology moats that we're making that create high value revenue streams both in mobile and in IDP. We think an operating expense target of 20% leaves plenty of room for the R&D investments required to achieve that robust sustainable revenue stream founded on differentiated products and technology, and we think that drives an operating margin of 30%.

In addition-and this is really starting right now-we think we can grow revenue at greater than the market, which we define today as 10 to 15%; a bit higher than that in mobile, a bit lower than IDP.

IDP, the market looks like it's growing around 5%, but the business itself has grown about 10% this year over last year. Mobile is also growing faster than the market; we think that's likely to continue for a couple of reasons. The biggest reason is we're very well positioned in the markets we serve. For example in mobile, filters and switches look to be the highest growth parts of the mobile business. In defense and aerospace, the optical business, areas driven by increased data flow, data content, are going to grow faster than the market and we're very well positioned in those areas. So we expect-and then finally, I think we will do some M&A activity in IDP. We've historically done so, so probably pick up 2 or 3 points of growth just from the routine nuts-you know, bolt-on type of acquisitions that we've done. So I think this is going to be a pretty exciting business. Robust growth. Better than the marketplace. Healthy operating margins and really good cash flow.

So, a reasonable question is, what are you going to do with all that cash? I consider that a very desirable type of problem to have, but it does deserve an answer, so this is our thoughts on capital allocation in priority order.

First priority is to reinvest some of that cash in serving the terrific opportunities we have today in the marketplace. Right now, those are premium filter capacity and low cost assembly and test. As many of you know, we're in the process of more than doubling our capacity, both in BAW filters and in temperature compensated SAW filters, and in our China facility currently owned by RFMD, we're making substantial increases in our capacity there, in part to serve the growth in the current business, in part to enable the migration of TriQuint's assembly and test many of those products into the China facility and thereby achieve one of the important synergies coming out of the combination. But there'll be cash left over.

Second priority is market acquisitions and IDP. It's a high lever fragmented set of markets. There are some really good opportunities like Spatium out there where we can serve the customer at a little higher level, in many cases, a higher level of integration, but still leverage or core technology. I'm not sure if James mentioned it, but Spatium was a customer of our foundry business. We supplied high performance DYE to that customer, got to know them, and when it came time for them to sell, we were one of the first folks they approached to say, “Hey, it looks like we'd make a good partnership,” and it's turned out to be a terrific acquisition for us.

Third on our list, and something I'd like to see us do, is buy enough shares back in the market to offset dilution stemming from our equity programs. We're not going to try to time the market to pick the lowest price. We're going to have, hopefully, a steady program in place to just keep the share count relatively flat and offset that effect of equity dilution, and then last, we'll look towards returning cash to shareholders after we've reasonably exhausted other opportunities to grow this really healthy business and manage our share count.

Then finally, you know, a very important but sometimes overlooked part of the P&L is tax. Tax can be a fairly large part of the expense stream, and Suzanne Rudy is going to be running tax. She is one of the most important people in my department, and sometimes I like to joke, the only profit center I have in the G&A world, so I appreciate that. We think that, for modeling purpose, we will be able to achieve a 10 to 15% cash tax rate. Near term, we'll continue to benefit from some of the NOLs and credits that we've accumulated in the business, but we'll probably exhaust those relatively quickly but I still think we'll be able to maintain that cash tax rate in the 10 to 15% range, as we benefit from lower cash taxes on our international revenue. TriQuint today has a structure in place through Singapore, and we'll be expanding that over the next year or so after close to incorporate the RFMD product flow as well.

So with that, I'm going to turn it over to Bob for the wrap-up.

Robert Bruggeworth:

Thank you, Steve. Before we open up for questions, I just want to summarize, and I think throughout the day, I hope it's clear not only the excitement we have but the passion we have to drive this business forward. It's clear in our mind we're building a new leader in RF. I hope by now you agree that that RF content is going to continue to expand and we believe we can continue to drive Qorvo growth top line 10 to 15%. Also hope it's clear now how diversified we are in the markets we're addressing, the customers, along with the products, and as Steve just pointed out, in an operating model of growing faster than the market, 50% gross margin, 20% op ex, yielding 30% operating income. And again, we're doing that, as Eric and James pointed out, through investing in defensible technology moats and products that will enable us to drive those kind of margins and clearly having the cash flow to support a return to shareholders of that cash.

So with that, again, we appreciate your patience today, waiting till questions until the end, and we have microphones in the aisles that if you would please come up and address them, somebody other than Ed, and so that those on the internet can also hear them. I knew you'd be first, Ed. I'm sorry, Mike jumped in front of you.

Mike Burton:

(Inaudible).

Robert Bruggeworth:

Okay.

Mike Burton:

Thanks for having (inaudible).

Robert Bruggeworth:

Go ahead, Mike, if you would, please.

Mike Burton:

Thanks for the presentation. Very nice. Mike Burton from Brean Capital. Just on the-wonder if you could delve into the margins for both the mobile and IDP groups, and then help us understand some of the margin profiles you’re seeing in some of the subsectors, both for James and for Eric?

James Klein:

Yeah, I'll take that. We will be segment reporting in Qorvo, first of all. (Inaudible) and today, TriQuint’s not. We will move to segment reporting as presented here between mobile and IDP. IDP's margins tend to be higher, north of 50% typically. We're not going to get into the individual segment margins. That's competitively sensitive information, but clearly, we have a little bit better margins on the IDP side. Those are more highly differentiated, but very good on mobile as well leading to the aggregate. But, unfortunately, I can't answer the sub P&L margins.

Mike Burton:

Is it fair to say that the R&D's higher on the network side so operating margin's fairly (cross talking)?

James Klein:

Yes, that's correct.

Mike Burton:

Okay. And then turning to the BAW market, as TriQuint, they announced last year, talked about (inaudible) and TDK FCOS (ph) as potential competitors in that space, yet they had yield issues that were really causing them to be uncompetitive, have you seen any progress from them or any other competitive threats from the TCSAW or BAW side? Thanks.

Robert Bruggeworth:

Actually, this is probably a great time to introduce Sean Riley, give him a chance to, say, interact a bit. So Sean runs the open market mobile business in TriQuint today. He'll be a key member of the new mobile products org and heading up all strategy and marketing for mobile in Qorvo, so if you want to talk a bit about BAW?

Sean Riley:

So I think the question was about the TDK specifically, right, and then also the TCSAW and BAW capacity. So we have a lot of competitors in the BAW space. You know, there’s a list of them. (Inaudible) is probably the biggest but TDK is definitely there. We continue to see that we have better performing products from them in the BAW space. On TCSAW, the TCSAW is a much more concentrated market than BAW. BAW is very broad. It's a lot of customers, but TSCAW, we're starting to see it's evolving too. It's shredding out beyond just the very concentrated market. It's a more diversified customer base, so we'll continue to invest in both BAW and in TCSAW.

The other thing I’ll mention is the real story, I think, in SAW is really around the packaging. The chart that Eric showed around the integration trend, the growth in integration, this WLP, wafer level packaging for filters is really key, and that's in SAW, TCSAW and BAW, and that’s an area where TriQuint and Qorvo have been and will continue to be leaders.

Robert Bruggeworth:

Okay. Thanks, Sean.

Ed:

Great. I have a six-part question. No, not really. So, Bob, when the merger was announced, one of the motivations for doing this was to spin the non-cellular business and then you said-or you and Ralph said in the press conference that that was going to be put off to concentrate on actually getting the merger done and getting the synergies, then they would consider it. Is that still part of the game plan? Sounds like from this presentation it's the other way around and you're actually going to add to that.

Then, Dean, well you have $150 million in synergies for the same number we put up in February, but you've already had a real close look, as TriQuint has with you guys, about all the details of what you're actually going to do. Shouldn't we expect that number to-I mean, the target market went up-target model went up, but that's mostly due to mix and your own cost savings at RF Micro. Shouldn't we expect the synergy number to also start to increase once you get into it? Now that you have a look at it, would that be a reasonable one?

Then, Eric, there’s been a lot of chat-it’s only a three-part question, I'm sorry, this is the last. (Inaudible). One of the biggest concerns is, in the growth of the (inaudible) doing a great thing and all that, but some of your largest customers are doing kind of a one-size-fits-all type model here, and there's always a lot of concern about that's going to go to regional-more of a regional (inaudible) as competition has, it starts picking up. Obviously, the product roadmaps for a lot of these projects run several years. What's your view of that today? Is that something that's on the horizon next year, but what about if not, 2016 or 2015 or ’17? Is that something that we should be concerned about in the long term? Thanks.

Robert Bruggeworth:

All right, I'll go first, then Dean and then Eric. Is that okay?. Sorry, your question was around, you know, once we merge, would we consider spinning off the IDP business? I can't speak for the Board, but what I can say is the Board is chartered with doing what's right for shareholders, and if that's what's right and the Board decides it, that's what we’ll do. I think, as you could tell from a lot of the discussion here, as we're bringing the two companies together, we are finding some great synergies and understanding of where the markets are going and the joking about the advanced R&D, clearly we do see a lot of interplay between the two organizations. But if that's what's best for shareholders, that's what we'll do.

Dean, you want to comment on the…

Dean Priddy:

Sure. You know, Ed, I did comment that I'm very, very comfortable with the $150 million. I think, needless to say, especially on the product cost side, is if we can drive more cost out of the product, we will do that because, I don't know about you, but I've never seen a gross margin that's too high. So we will-we are going to be maniacal about product cost structures. But I think one of the biggest focus points should be on the financial model that Steve presented. We're going to get the synergies, but what'll be the real winner is year after year after year sustaining that type of growth and that type of bottom line performance.

Eric Creviston:

And to the question about the trend of some of our customers towards global SKUs and the benefit to the RF TAM and whether it's sustainable, that's something we're acutely aware of, of course. We work closely, multi-generations out. As I said, we're already engaged in platforms three years from now, so we watch that closely and we don't see any significant change coming. I mean, each company has its own go-to-market strategy in the way their R&D organizations and marketing is set up, and we don't see those changing significantly from what we can see, at least as far out as we can tell. The business models have been working, especially for the leaders that are driving the industry and we don't expect that to change.

Robert Bruggeworth:

Other questions from the audience?

Quinn Bolton:

I have a follow-up for Eric. Sorry, Quinn Bolton with Needham. Eric, just looking at the 15% CAM forecast in mobile devices, can you just sort of walk us through what are some of the biggest drivers? Is it really more content 2G to 3G in emerging markets? Is there growth left in dollar content in premium smartphones? Lastly, you talked a little about MIMO coming into the handset. Does that 15% CAGR through 2017 really incorporate any significant growth in MIMO transmit? And then I've got a follow-up for Steve.

Eric Creviston:

Okay. Yeah, so first off, when we look at that 15% dollar CAGR, it's not dependent upon much unit growth. We're only counting on low single digits, almost flattish unit growth overall in the cellular industry, and the largest portion is really the upgrade cycle. So it's the conversion of those billions of users on 2G today up through 3G and, in some cases, immediately to 4G, and in fact, MIMO, the effects of MIMO, which will have a big TAM expansion in the transmit section, are not in that at all. We don't expect that within the next three-year horizon, so that's sort of what comes next.

Quinn Bolton:

Okay, great. Then for Steve, you guys are-as you (inaudible) is coming together, you're investing a lot in the premium filter capacity today, and then similarly on the assembly and test side. So it sounds like the run rate of cap ex, maybe over the next year as you bring the two companies together, are-may be elevated. What would you forecast, or what would be a good modeling assumption to use on cap ex as a percent of sales as we start thinking about the company's ability to, first, fund cap ex but, more importantly, return capital to shareholders according to your levels of priorities?

Steve Buhaly:

Yeah, good question. So today, depreciation run rate is about 6% of revenue, about $150 million between the two companies, and I think that's a good model for kind of a normal situation, run rate situation. It's going to be escalated a bit the current year, which obviously, we're probably (inaudible) separate companies, and then next year, due to the growth in filter capacity, we're spotting the market opportunities, and then the growth in (inaudible) more responding to the opportunity to take advantage of a synergy with TriQuint products coming into RFMD's facility. So that's more of a merger-related item versus a market item. So I think long run, that 6, 7% is a good metric.

Quinn Bolton:

And that's for both depreciation and cap ex?

Steve Buhaly:

Yeah, I think they'll be roughly a wash, so you can take both out of the cash flow equation.

Quinn Bolton:

Thank you.

Robert Bruggeworth:

Excellent.

Male Speaker:

So one question on the mobility side, for any of you, but the biggest question that we hear about each company separately in the merger is what the potential risk is of price compression for the components. Obviously, not a lot of competition. Obviously, technology driving a great deal of content increase, so the question is, with the move from discretes towards integrated solutions, you're building in more technology, you'll get paid for that, but how much does that integration really cut into the TAM? Obviously, it's delivering cost savings as well as space savings, so what do you assume about the additional content minus the offset from the lower cost of integration, and what should we be assuming?

Eric Creviston:

Yeah, I think the easiest way to answer that is to say that that's kind of encompassed in that TAM. So net of that effect, we still see the TAM growth in the 15% range, and in some cases, of course, there is actual content expansion along the way as we're doing the integration, right, and that helps offset it as well. We've seen this before. We had the same concerns three years ago in multi-mode power amplifiers, right? People were, like, that's the end of the power amplifier expansion, right? But in fact, overall, there's still the total content expansion outpaced whatever sort of compression happened through integration, and when we talk about this horizontal integration trend, this is a lot tougher. I mean, now we're talking about combining three very different technologies, and one of the things I didn't mention but the trick is what's between them. So being good at PAs or filters or switches is one thing. The trick is managing the interfaces between all those things, and that's a pretty highly valued skill, and as you said, we think we'll get paid for that integration and it'll outpace any compression.

Male Speaker:

Thanks for the presentation. (Inaudible) from Bank of America. A question on-one on revenue and then one on the cost side. So how big is China for the combined sort of pro forma company right now? And where is the content in China today, and what are you sort of assuming for content in China next year?

Robert Bruggeworth:

You want to take it from a cellular perspective and handsets? I'm assuming that you mean just Chinese manufacturers?

Male Speaker:

On the (cross talking).

Robert Bruggeworth:

Most of the phones are made there, so (cross talking).

Male Speaker:

I'm talking about Chinese OEMs.

Robert Bruggeworth:

Just Chinese OEMs. Okay, Eric.

Eric Creviston:

Yeah, so just rough numbers, I would say is the combined mobile distance is about a third of our business is the Chinese OEMs directly, and you were asking about what we're expecting in terms of (cross talking).

Male Speaker:

What is the content today and where does it go? Because there are concerns that as the smartphone pricing there goes down, what does that do to RF (inaudible).

Eric Creviston:

Right. So we do see a blend of content. Of course, there's a lot of different devices being generated in the China ecosystem, and you've heard a lot about three-mode LTE, five-mode LTE, and up to 12 bands and so forth, so it ranges from a few dollars to as much as $6 worth of content overall on those phones. We do see, for the most part, our large customers are like Shalmay (ph) and Lenovo and Coolpad. These guys are actually aspiring to really run against the big dogs, and so they're building global phones as well, expecting to get into the export market, so we expect on average the content gains to actually increase with that handset base over the next few years as far as we can see.

Male Speaker:

Got it, and just maybe one thing related to that. At your high end customers, do you see content saturating there at all, or-I know you've mentioned (inaudible) there's carrier aggregation or envelope tracking or other features. Do you think content can go up even in the highest end flagship phones?

Eric Creviston:

We do see it continuing to grow, although not as at fast a pace as we have over the past few years. So at the highest end, we definitely still see content growth, we can see models that we're designing into that could have as much as $20 worth of RF content to cover global coverage with carrier aggregation modes and so forth, but the pace of growth at the highest tier will not be as fast as it has been in the last few years but it's being more than replaced with all these mid-tier upgrades.

Male Speaker:

Then last one on the cost side, it's good to see you raise your margin targets. I’m curious, just conceptually when you look at-when you first thought of the combination and cost synergies and you laid out certain margin targets versus now, what has changed, and why will it take two years to accomplish that? You have already made so much progress, so why will it take two years to-you know, those are very laudable goals that you have set, I am not doubting that, but I'm saying why will it take two years to accomplish that?

Dean Priddy:

Well, I'll answer for RFMD and maybe Steve can answer (inaudible). But we started a journey on cost savings back a few years, when we started-when we began to consolidate manufacturing, adopted a flexible sourcing model, set our (inaudible) assets, fab in the UK, but those were big items and we expanded assembly capacity, which has very quick pay guide (ph). I think really or fundamentally what changed in the companies was the intent focused on product cost, and so we saw over a period of about two years about $150 million of product cost savings, and all along, the business units were introducing a better mix of products too. So we got the benefit of both. I think we learned a lot about cost savings and what's possible when you really challenge the organization. You get the senior management behind it and let the organization tell you where the opportunities are and let them run with it and put the structure in to be able to track it and record on it and maintain it, and that's basically what we intend to do at Qorvo.

Steve Buhaly:

I'd just add, first, this is a full year model, so (inaudible) to check off, and then some of the synergies, moving all the TriQuint products, or many of them, into the (inaudible) test facility will take time as some of our customers aren't too receptive to moving them while they're in production, and so we move the next generation of products, we just start them off at the right place. So as so many have said, it will take some time to accomplish, but we'll get them.

Dean Priddy:

Yeah, I misunderstood. You were looking forward two years. I actually was looking backwards to two years, but Steve is absolutely right.

Robert Bruggeworth:

He wants the gravy sooner.

Male Speaker:

Thank you.

Male Speaker:

Hi, (inaudible) from Tenor Capital. There's been a lot of questions around the cost synergies and maybe we could just go a level deeper. So when the acquisition was-or the deal was announced, you guys mentioned, I think, three or four different categories, and I just want to understand how that fits into the $150 million or even greater that some analysts have put out there. So there was the fab consolidation, there was the assembly and test moving TriQuint to China. There was basically using TriQuint's filter capacity and sourcing that, and there was sort of op ex savings, if you will. So can you just help us understand, of the $150, how that source spreads out over those categories, or if there's others?

Dean Priddy:

Yeah, the filter piece is…

Male Speaker:

Dean, is your mic on? Not coming through.

Dean Priddy:

I think I lost it (inaudible).

Male Speaker:

That's the problem.

Robert Bruggeworth:

Yeah, there we go.

Dean Priddy:

Yeah, good question. The filter piece is probably the largest single opportunity for synergies, and to be able to source filters essentially from your sales, and the sooner we can get filters designed in-that's manufactured by Qorvo and Qorvo products, the sooner we can recognize those synergies. We have already started that process of designing in filters that will be Qorvo filters, so that's a big one. Assembly and test, we're moving along with the expansion in (inaudible). We will be recognizing assembly and test synergies there sometime mid next year, so that one's just around the corner. It's probably around the second largest in terms of opportunity.

Fab consolidation, we're looking at a lot of different things regarding the fabs that we have, what's being manufactured at which location, that could be a substantial synergy. In some way, shape or form though, the demand profile's changing and the capacity requirements look like they're increasing. So we're having to analyze kind of a moving target, if you will, because that could be more of a revenue synergy of the production from these facilities. On op ex, I don't think we've actually quantified it. I think we're more interested in running to a financial model, about 20% of revenue, and we'll see given the growth profile where that shakes out.

There's clearly some redundancy, though. I mean, there's some day one redundancy and then there's probably some roughly day 90, day 360 and there will be some expense synergies.

Male Speaker:

Okay, and then one question on the March quarter. Historically, it's sort of very seasonal business, everyone's talking about Samsung cutting back on phones, so how do we think about what some of the opportunities may be that you sort of referenced around your March and sort of your first half of the year?

Robert Bruggeworth:

(Inaudible) we said publicly, Steve, for the March launch and reiterate.

Steve Buhaly:

With respect to the March quarter, what we've said is we don't see anything out there that would make it different than normal seasonality, which for us has been 10 to 15% down sequentially from the December quarter.

Robert Bruggeworth:

RFMD's been-RFMD said the same, so we haven't seen anything to change that. Just remember, if Samsung's not making phones, there's a lot of the Chinese manufacturers that might be making phones and others.

Ian Ing:

Hi there. Ian Ing, MKM partners. Just a couple of questions on the China OEMs. So as they succeed and grow, what are your thoughts around the procurement leverage they get and impact on gross margins, and then also, how about an update on (inaudible) the CMOS PAs (ph), if that's in the portfolio still, or you're getting into 3G, et cetera? Thanks.

Male Speaker:

Bright spot.

Male Speaker:

Yeah, actually, can you repeat the second part of the question?

Ian Ing:

Yeah. Just an update on the MAWFI. I think you were doing, you know, CMOS PAs in 2G. Where are you now? Are you getting to other products?

Male Speaker:

Yeah, great. Thank you. So I was thinking about the first question while you were asking the second one. So regarding the Chinese OEMs, we do see actually a great opportunity there, as there is some consolidation. Now, you mentioned a potential negative aspect about pricing leverage, but you know, the scale is still at, each individual level, relatively small compared to our larger customers. But overall, the China customer base and the OEMs is kind of consolidating to six or seven really big guys and it's actually a better opportunity for us because they are looking for larger suppliers that can handle the kind of scale they now need, and they're-as I said, they're playing on the international stage so looking to export high tier smartphones, and so what we're seeing is that, again these guys like Shalmay and Lenovo and Coolpad and so forth are beginning to look for the high tier components like we're selling to our top customers, and I think that trend is far outweighing any potential, like, pricing leverage they'd be able to get based on scale at any of those individual companies today.

Dean Priddy:

I'm going to jump in IDP here. Same thing in China. What we see is that our two large customers there are winning, not just in China with the rollout of LTE but also internationally and really leading the pace in several of the next growth markets. So it's been very much a positive for us as well.

Male Speaker:

Yeah, I mean, it's really in line, very much in line with all of the other presentations we had today. They're trying to solve the same problems that the rest of the world is trying to solve right now, so they need the same solutions and need a leader to help deliver those, and that's what we think we can do.

Yeah, thanks for asking about the multi-acquisition and our CMOS power amplifiers. I think we said in the call that we were actually up significantly more than 30% sequential growth from the CMOS power amplifiers, so even as the 2G is rolling off, we're maintaining a pretty strong share there and converting a lot of that from our older (inaudible) technology to the single chip fully integrated CMOS, so it's actually part of our margin expansion story has even been in the 2G side. So that business is continuing to grow, and we're now using that engine in the many of the multi-modes, in particular 3G sort of entry reference designs that are coming out in China next year, you’ll see that CMOS power amplifier is kind of the workhorse that's going to carry the 2G part of those reference designs going forward.

Ian Ing:

And then, James, just so you're not left out, I mean IDP, very consistent every quarter, yet your end markets are pretty chopper, whether it's base stations or cable or defense, so is your supply fulfillment any different than others?

James Klein:

Well, I think the diversity of the market really helps us. Some of our markets are not as seasonal as others, and it turns out, as an example, typically fourth quarter, first quarter are great for our defense business and they would offset some of our commercial opportunities. So the balance of the portfolio really allows us to be much, much more steady as you're seeing us perform.

John Vincent (ph):

A couple of questions. John Vincent from Credit Suisse. Just, firstly, if you guys can say a lot, but any update on MOFCOM relative to the acquisition, is kind of the first question. Secondly, getting back to Samsung, clearly to try to fix some of their handset issues, it sounds like they're going to consolidate the number of new models coming to the marketplace. Can you talk a little bit about what that might do to RF content in each one of those phones? Clearly, Apple over-provisions to have a single (inaudible) SKU and kind of curious what happens to RF content if Samsung moves to smaller SKUs-or fewer SKUs out more? Then lastly, three versus five mode in China, where do you think that plays out and how does the RF content differ depending?

Robert Bruggeworth:

Okay. A lot of questions there and don't forget about four mode in China. They don't talk as much about it, but that's still there, so there's 3, 4 and 5. As far as MOFCOM goes, I think Steve addressed it and Doug did as well in his opening comments. It's still our expectation to hear from MOFCOM favorably this year. We don't know of any issues or concern that would prevent us from getting a favorable approval this year, so nothing else really to report. Don't like to speculate on anybody's government and their decisions, but so far, I think we're going to be fine. Eric?

Eric Creviston:

A couple-yeah, I'll take a stab at two and three and then see if Sean has anything he wants to add after I take a first stab at it. But yeah, if Samsung works through their portfolio issues and they-as you said, one of the likely outcomes is they may reduce the number of SKUs. I mean, they traditionally have developed hundreds of phones a year, and as they go to more of a global SKU, it would have a similar effect to what we've seen with other high tier smartphone manufacturers, where they tend to put more RF into each phone, it kind of makes sense, right? You're doing pure phones, you have to cover the entire same market; therefore, each phone picks up more, so that would have an expansion to the RF TAM capability. One of the reasons to do that also is this complexity, and this trend towards that horizontal-or functional integration I talked about, just trying to get this many really good LTE phones out to cover the global market, it's pretty hard to do that at 200 a year, right? Now, we don't model Samsung is going all the way to a global SKU. That would a dramatic change in strategy and architecture for their group, so I wouldn't take that all the way to that level, but any step towards that would generally have the impact of increasing TAM versus what it is today, we believe. And then…

Robert Bruggeworth:

Sorry, Eric. On the quarterly call, we also talked about super regional phones. We think they're headed more towards that type of a approach.

Eric Creviston:

Yeah, and then the three-mode, five-mode debate, we see-of course, it's China so things change throughout the year, and as policies change and business models change, so we're still modeling roughly a 50/50 split. There was some talk at the break, others are modeling things a little heavier on three-mode, but we're seeing an awful lot of interest still in the five-mode, and again, it's because of the efficiency and the R&D that the customers are spending. I think the China customers are changing significantly and becoming a lot more like our traditional handset OEMs, so they're coming up with the same set of issues they're trying to solve, and so going towards-you know, there's a certain-a sweet spot in that kind of mid-tier, and so I think there's still a lot of opportunity for five-mode there as well. And then, of course, the export models are going to pick up more and more band coverage as they look more to do that. I don't know, Sean, if you have anything else on that? Yeah, okay.

Kwang Kim:

Hi, Kwang Kim with Eaton Vance. I have a multi-part question as well. So just to follow up on this question with regards to the spinout of IDP, what benefit is there from a comps perspective in regards to op ex, if you were to spin that out?

Male Speaker:

I actually think on the op ex side, you'd likely to have a-that'd be a negative synergy in all likelihood as you'd add back public company costs for the second company.

Kwang Kim:

Gotcha, and then if IDP is a source of innovation with regards to future technology, what benefit would you guys have in actually spinning that out?

Male Speaker:

All right, we haven't announced any plans to spin it out. (Inaudible) were, hey, that's something our Board will look at if we think we can create more shareholder value by spinning it out. Right now, what we're looking to do is bring the two companies together so that we have a successful day one and create the shareholder value that we've committed publicly as far as achieving the synergies and achieving the financial model, so we haven't spent any brain power at this point in time to answer those kind of questions. We are all in in making this a successful bringing together the two companies.

Kwang Kim:

Understood. With regards to return of cash, have you guys thought about what type of dividend you would actually target?

Male Speaker:

It's a little early for that. I think what we have talked about, and I think we'll probably first merge and get our feet underneath us, but we'll take that under advisement, and maybe a year from now, we'll have more to say about it.

Kwang Kim:

Thank you.

Robert Bruggeworth:

Thank you.

Ed:

So my follow-ups. A couple of things. First, Steve, it's very clear it seems from TriQuint’s cap ex guidance, as it implies you guys are out of capacity in BAW filters. I think Ralph said that, and previously, your guidance had been in the first six months of this year that you'd look at an expansion of your BAW fab in 2015, and now he's talking about doubling it now. And the similar kind of checks the industry suggests TCSAW is probably out of capacity too. A lot of it was certainly out of capacity in BAW, so the two main drivers-or the two main providers of BAW seem to be full up at this point, and then kind of a similar thing for SOI, Eric. I mean, we've talked to you in the past, it was really tight in terms of capacity. It's kind of surprising because if you go back two or three years and forecast for LTEs, et cetera, it hasn't really exceeded those expectations on (inaudible) by a large margin, and yet, now the industry's completely out of capacity. Have we underestimated the impact of LTE in your chart up here that you showed in terms of content per phone? Is it tending towards the higher end of that chart? What's going on that everybody's out of capacity? I mean, (inaudible) ran out of GaAs capacity two quarters ago. You guys don't have a GaAs capacity, right?

Male Speaker:

No.

Ed:

No, okay. So-but I mean, for someone to run out of GaAs capacity seems ridiculous in this day and age, and so we've got several problems plaguing the industry in terms of capacity nobody expected. Is LTE being underestimated in terms of the content impact?

And then, Dean, we talked about cost synergies, but at no point have we talked about revenue synergies yet. You've mentioned several times three-way NDAs that were signed with some of your biggest customers. Is there going to be any impact from that in the 2015 timeframe, or is that something that's going to show up in 2016? I mean, there are different design cycles and different product roadmaps, but what can we expect-without giving a number, is it going to show up any time in the next year or so? Thanks.

Robert Bruggeworth:

So I think, to help answer Ed's question, Eric, I think just a fundamental issue is did the industry, did RFMD, did TriQuint underestimate the amount of SOI in filters? Whether they're 10 comp SAW or BAW, why is the industry lining (ph) a little bit, I think is the first question, and then if you and James can answer a little about revenue synergies and what you're seeing and potential timing.

Eric Creviston:

Okay. So I think, basically, the opportunity for SOI and for BAW filters is kind of similar. They both solve a very critical problem in a fundamental way, and so I think it's fair to say we underestimated maybe how much uptake there would be for that. There's always a concern that a competing technology that's cheaper may replace it, but the fact is, as you've seen a mix towards more global smartphones and more bands in them, the demand for those two critical enabling technologies is at the very high end of what we would have expected three years ago when we would have needed to have been putting the plans in place. Now, it's not dramatic. We're full but we're keeping up, for the most part, and I think we're working heavily to expand capacity, as you've already heard, for the next couple years. So it is-I think those two technologies are very fundamental at solving the heart of the problems in LTE right now.

Robert Bruggeworth:

James, you want to touch on any of the revenue synergies and rough timing?

James Klein:

Yeah, I mean we're starting in it now, working on products together where we maybe have a-you know, I mentioned a little bit on space but it's in areas like cable TV and a couple of other places. So I think we'll be able to roll out those joint products probably during the year next year and then start seeing revenue pick up from those as we go into 2016, and it'll probably hit-I kind of have to go through it in my head, but I think it will hit most of our markets, most of our core markets-probably with the exception of optical, I think we'll hit all of them and be able to release products where we take the strengths of both companies and put them together.

Ed:

So in the past, I guess as early as July or something, you guys mentioned (inaudible) NDAs with both Samsung and Apple, and there's a third one, is there not? Yeah (inaudible). So, James, obviously it's affecting your business too. Is there any impact of these to CPG or (cross talking)?

Robert Bruggeworth:

By the way, Ed, I don't believe we named customers. We did say we had multiple. I think Eric may have mentioned we had three.

Ed:
I think Mike said Apple, right (cross talking).

Robert Bruggeworth:

If believe you said that, that's correct, but-they are NDAs, Ed. We have to remember that.

Male Speaker:

We might have said they were large customers.

Ed:

Any impact to CPG for the three-way NDAs in 2015?

James Klein:

Yeah, sure. So revenue synergies generally on the mobile side. In the near term, we've got customers on both sides that wanted critical technology from the other but weren't qualified or weren’t an approved supplier with a supply agreement and so forth. Now, these are relatively modest opportunities because most of the large opportunities we were both already kind of suppliers to, but we do see a handful of customers, particularly former RFMD customers that would like to get access to the BAW technology from TriQuint. So that would be a relatively near-term pickup but relatively modest. On the other end of the scale are these three large customers that have asked for these NDAs, and that's really architectural. They're saying, “Okay, we get it, we understand exactly why you want to bring all these filters, these switches and all this together; now let's go faster because we want to get to market faster.” So that's more of an architectural generational thing. It'll be two to three years to see that really play out, I think, but obviously could be much more significant once we get there.

Ed:

Thank you.

Robert Bruggeworth:

Thank you. Other questions from the audience? Thanks, Mike.

Male Speaker:

Hey, thanks. Yeah just for Eric, a couple. First, you mentioned envelope trackers, shipping and volume, and I was wondering if you could give us an update on how many OEMs and base bands you're shipping with now, and ultimately, how big a percentage of revenues could that-or how big of an opportunity is that for you? And then similarly on RF fusion?

Eric Creviston:

Right. So envelope tracking technology - and this is one that Todd's been working on with his group for some time - we are the-one of only two commercially available solutions shipping now in high volume. We are currently only shipping with one OEM but on two different base band solutions, so two different base band platforms on a top tier OEM and one of the flagship models this fall, basically, so we're in high volume shipping millions now per quarter, and that will continue to ramp throughout next year, we believe. The real opportunity in envelope tracking, of course, is the intimacy you develop at the architecture level, and for every envelope tracker we ship today, we are naturally bringing on an awful lot of power amplifier and switch content along with it because we're intimate in architecting the entire platform. So all of those are shipping with our multi-mode, multi-band power amplifiers, several with several switching components and with some of our discrete PAs along with that. So the dollar content per handset for these is actually quite high. It can easily be 5 to $6 worth of that type of content for each one. We don't talk about the pricing of the tracker itself because there are so few options on the market now and market pricing is not really established, but it's more of a system architecture play, really.

Then the second one was on…

Male Speaker:

Similarly with RF fusion.

Eric Creviston:

On RF fusion. Yeah, right. So again, as an architectural play, it takes quite a bit of time to work with this, and that's-those-or that horizontal integration play, the box with all the components in it, so we're working actually with several, say three or four large OEMs right now on specific custom developments for them. We're confident that we'll be in production in the March quarter with the first one of those, and then it'll begin to take off from there. But we're developing basically the entire RF front end and customizing it specifically to the customer's application. So there is quite a bit of R&D time and just development, refining of the specifications there and finding the right target market within that customer's portfolio.

Male Speaker:

Okay, and then you had mentioned getting to gig upload speeds, and obviously for 5G and you gave us a timeframe there, but is there-you know, I would assume that you need CA uplink in order to get that to happen. I was wondering if you could talk about what that does to the filtering and power amplifiers, as well as switching, where is kind of the biggest stress and what's really the timeframe for CA uplink?

Eric Creviston:

That's perfect. So I think I'll let Todd kind of talk about the implications to the components, and so Todd runs the advanced development and technology group within RFMD’s global products today. He'll be responsible for all the engineering advanced development within Qorvo as well. I'll handle timing. You can talk about the implications, but-so we do think the CA uplink or transmit MIMO, for another way to call it, is at least three years out. There's a lot of technical challenges to be handled and commercial implications as well, so we're looking at people that are beginning to do some R&D today, very advanced bread boarding, but it's roughly 2017, 2018 before we'll see the first actual implementations commercially.

Todd Gillenwater:

Yeah, I think the-they were saying the TX uplink, or do MIMO on the TX side is definitely pushing to the right. The architectures today are crude, I would say. They're actually doubling down the front ends, so you'd have, like, two front end lineups in the phones or in a tablet or in a PC, and we're probably expecting the first place for them to show up is probably in the computers. But they're pretty crude implementations. We're trying to figure out more creative ways to get the costs down of them, but we're still seeing a slow uptake on that type of format.

Male Speaker:

So since you stood up, Todd, I have several questions for you, which I'm hoping you were standing up. So (inaudible) there’s been a lot of discussion of-I've always said publicly the biggest impact from care aggregation was going to be filters, and yet we-and correct me if I'm wrong, but I haven't really seen that here. So can you just go over, since you guys have the front end module for several large handsets, what do you see, first of all, is the biggest impact of doing dual band care aggregation, which is what we got this year, and then what happens when you go to three-band care aggregation? Where is the content increase concentrated, and then where do you see it evolving over the next, let's just say two years?

Todd Gillenwater:

So the-that's a big question. We'll start with the antenna. Yeah, the big area we see the first impact on the RF is at the antenna, or like the antenna tuners. The linearity of the antenna tenors has to greatly increase, so performance of the devices needs to really step up in order to handle care aggregation, and that's to prevent the harmonics coming into the phone and jamming your receiver. The other areas that we're seeing content expansion for care aggregation would be in received diversity modules or, yeah, we'll start to see more and more of the PAZ coming into where (inaudible)-be driving more needs for these received diversity modules on the other side. So tuner, switches, filters for the receive pass, you can imagine, as you start to bring two down links in, three down links in, you'll have more of a CPAS come in on the other side.

Male Speaker:

So is that mostly switching, or where does the filter content start to increase in CA?

Todd Gillenwater:

The filters are mainly in the receive paths that starts to increase. The TX paths stay pretty much the same, the receive paths start to increase.

Male Speaker:

So when we were talking about-because filters such a big theme of this whole thing, and just talked about being out of capacity in BAW and TCSAW and all this stuff here, but when we say filters there, we're talking about duplex filters and that's where all the big money is, right? On the receive side, it's only half of that, right? They seem to be less expensive devices?

Todd Gillenwater:

Half of that, but the filter requirements are very stringent. Again, because of the small frequency band-or band (inaudible)-the frequency gaps between the bands, so some of the mid-tier and high-or the high band filters still require some pretty significant requirements, where some of them will probably be in BAW as well as even (inaudible) SAW, so we'll start to see some of the premium filters up there in those bands as well.

Male Speaker:

So are we talking $0.50, a dollar? Just in general, what order of magnitude content increase when you're talking about multi-band care aggregation?

Todd Gillenwater:

I think that's a good question for Sean who's over there hiding in the corner.

Sean Riley:

So on care aggregation, there's several different ways. First, the performance goes up, the filters have to be better. Secondly, you can't just look at one set of band combinations. If you're doing a phone that's going to support multiple areas, you actually have multiple carriers with all their different carrier aggregation combinations. So if you're just doing one phone for one carrier, then you have one set, but if you're trying to do a phone that covers multiple, you actually have a lot more. Kind of that same-the same issue with the filter. If you put filters in in different components to cover lots of different regions or lots of different carriers, you have to do the same thing for the care aggregation combos, and as you can see, it's kind of an exponential problem. You have to cover all those different combinations with the filter combinations.

Male Speaker:

Then, thanks, and so one of the issues, I guess, with the-or (inaudible) the margins have improved dramatically, even though your revenue hasn't increased-I mean, it has increased but a couple quarters ago, you missed revenue and your margins still went up, and some of that is mixed. Eric, I don't know if you say it publicly; what-how much do you anticipate doing an SOI this year, because you were riding less than-not less than less, but your GaAs concentration has declined over the last several years, so have you given a number on what you expect for SOI this year?

Eric Creviston:

Well, so the reason it's really hard to give a number is because our products now contain both. So it's not like we take the-is we have a product and take this much with it, so I have that much GaAs, and so I can tell you that at least half the revenue in mobile will have-this is on the RFMD side at least and not projecting for it in Qorvo, but RFMD and where we are today, at least half our revenue has got SOI in it, right? I mean, even our multimodal or multi-band power amplifiers have it. So I'm sure it's well over half of the revenue contribution is driven by SOI or has that enabling it.

Male Speaker:

And given this is CMOS, the margin profile-the assumption is it's a better margin profile than you would get with GaAs generally, right?

Eric Creviston:

Well, I mean the great thing, and we've said this before and as Dean said, we've really taken cost out of all of our technologies, right? And so even our (inaudible) amplifiers are much, much lower cost today than they were a year, a year and a half ago due to all the (inaudible) activities that we've been running within RFMD. So I really don't want to make a generalization about that. I mean, there are certain applications where GaAs is the cheapest, right, and the best technology for that application, so we're taking the cost out of our GaAs just as much. And SOI (inaudible)-in the switches, SOI overtook from (inaudible), not just because of cost but also because of performance. It was the right technology for performance and oh yeah, we just happened to be able to make it at a lower cost point as well.

Male Speaker:

So that-I guess my next question, when we moved to LTE, there were a lot of components-or before LTE, many of the components that are in the phone now are the same components that were in the phones in 3G and 2G, not all of them but many of them were, and you know, we never talked about switches (inaudible) there. So was the move to LTE fundamental in changing-and Sean just said that you had to step up the game for antennas and tuners and everything else. So that improvement in performance, did that drive the big change in technology and price and cost for a lot of the components that were not even mentioned three years ago?

Eric Creviston:

Well, I think SOI is a perfect example and maybe that's what you were getting to, but in 3G, you had a few throws around the antenna, just a few paths you were switching in, just a few bands, right? And so now when you get to LTE and you're switching through 12, 14 throws around the antenna and then multiple antennas, every switch throw has got to be very, very low loss and high isolation and very linear, right, and that's what really drove their (inaudible). So you could easily say multi-band, multi-mode LTE handsets are what drove the demand for SOI as the right technology to solve that.

Male Speaker:

So-but in addition to a more complicated part, which means more parts basically, you had to move to SOI more expensive-or at a more valuable technology in order to address it to begin with, right?

Eric Creviston:

Yes, and of course, the integration (inaudible) a big piece of it as well, having the CMOS backbone there, we can integrate controllers and other things with it to help address size, which we haven't talked a lot about size today, but it's just so implicit in everything we do. We're packing a lot more in to smaller and smaller areas every single generation, so any time we have the opportunity to combine functions and integrate, we take it.

Male Speaker:

So final question, maybe not today but the final question now. So to the SOI issue, more than half the CPG here, but a larger portion of that, of antenna tuners, which is kind of a unique area for you, right now, you still have 100% market share in antenna tuners, generally speaking. Why is this so much different than, on the one extreme GaAs amplifiers, which are fairly interchangeable, and then BAW and everything else falls between, why is it that you've locked up this-antenna tuners is still 100%, because (inaudible) SOI, a lot of it, and so does the BAW go in (inaudible). Is there something unique about that product that makes it a higher barrier to entry?

Eric Creviston:

Yeah, that’s a good question. First off, I would say we don't have 100% of that market. We are the largest player for sure. We have a lot of incumbency there, and that's really the trick. We've been working closely with the OEMs. The thing about antenna tuners is they are outside of the modem path, so you're working with a different part of the customer's organization, you're selling different problems; it's not at all easy to model like most of the RF stuff you do. The antenna world is a different world, and our antenna tuners are playing right next to those kind of elements and with those kinds of designers, and so the specifications aren't that clear, so incumbency makes a big, big difference. They just know, hey, this worked last generation; I want to do that same thing but a little bit different this time, and so they keep working with you and you have to have a lot of intimacy and really understand the application very well. It's very different than most other RF components.

Male Speaker:

Two follow-up questions, I'll ask them one at a time. So when you do, in some cases, lose share to a (inaudible) or a Skyworks, what is that, what causes that? Is it scale? Is it lack of having a specific specification? I know that with the merger with TriQuint that you are able to plug a few holes, right, in the portfolio where you don't have the products, but where you have lost some market share to, say, (inaudible) or (inaudible), what has been the reason for that?

Eric Creviston:

Yeah, so I guess we're talking on the mobile side primarily, and maybe-I don't know if there's something James wants to add as well. But I think the key thing is the customer has a certain buying criteria and it's different all the time for different models, right, and sometimes it's price, sometimes performance, sometimes it's size and so forth. But the most important thing is to be working out with the architectures a year or two cycles in advance in trying to plan the technologies, right? In any one product section and the way it's realized and the customer's buying criteria at that particular time can change or can morph, so it's a matter of individual focus, which company kind of gets out of the gate earlier or gets the confidence of the company earlier and is working with them closer, and there are very few sea changes where things go all the from one supplier to another. It's more generation over generation, things tend to ebb and flow a little bit in and out. It's generally about having the right technology at the right time at the right price. I know that sounds trite but that's really what it is, right, and you have to work with them well in advance to get there, and sometimes you come in first, sometimes you come in second, right, but you don't stop running.

Male Speaker:

Right. Then one follow-up. I know this whole internet of things tends to get over-hyped sometimes, and I did not hear you mention that too much. When I look at, say a Skyworks, they have been very aggressive in this whole area of what is available or home automation or medical or smart meters, et cetera. How do you view those kind of markets? Are they of interest? Are you already important in them? Are they of interest in the future? Thanks.

Male Speaker:

So far, our focus has been, I would say, more in the higher power range for Wi-Fi. We've had some access into what I think you would call-or what I would call lower power activities, so we've been more focused on the higher power. I think we continue to kind of expand our portfolio. Both companies are relatively new in this marketplace, into Wi-Fi, and so as we get our feet into the market, we are continuing to expand our presence there, so I think we will continue to expand. Automotive's been an area for us, and we'll continue to expand because we see a big market there, and we see quite a bit of growth in that market as well, so I think you'll see us expand over the coming years.

Male Speaker:

Got it. Sorry, before I forget, one last question. Envelope tracking, just technology-wise, do you see that being implemented as part of the base band or the transceiver right, as Qualcomm is doing, or do you see that capability being provided by the RF supplier?

Eric Creviston:

Right. So again, in the two commercially viable models today, there's one of each, right, and longer term, it could go either way, frankly. There is a lot of intimacy between that-envelope tracking is specific to the RF power amplifier, and so we see a lot of synergy in doing them together. There could be different business models though, where we develop the technology, then license it to a base band supplier to actually build it. So the design and architecture implementation is very RF-centric. The actual manufacturing of it and high volume might be more intimate with a full CMOS play like a base band company, and so we're totally open to a licensing sort of model if that really makes more sense, but the technology itself, we think, is very RF-centric.

Male Speaker:

Thank you.

Robert Bruggeworth:

Been great questions. Don't want to cut it off. Any other final questions?

Mike Burton:

Mike Burton, Brean Capital. This last one's from me. You mentioned a lot about the possibility for acquisitions. Mostly it sounded like on the IDP side, but I was wondering if there are other things that you're looking at, you know, on the mobile side or if it's strictly for IDP? Then if you could help us with some of the parameters, some of the requirements that you have before you do any M&A? And then sorry to be a little bit myopic here on the next one, but you already talked about the March quarter. You know, we had Samsung last night, you know, give a less than glowing review of its handset business last night. You see 3G in China down pretty hard so far and 4G actually doing well. Kind of, if we could get an update on where we are in December?

Robert Bruggeworth:

All right. James, do you want to…

James Klein:

Yeah.

Robert Bruggeworth:

From an acquisition perspective?

James Klein:

Sure, I'll-let me talk about IDP, and then I'm going to let Dave expound because Dave Lacinski’s here and runs strategy and business development for me, so he's really the-after at a point looking. Certainly, you saw areas where we think we win, so we've got several core markets. Those will be our focus areas, and we want companies that allow us to win in those core marketplaces; and as I mentioned earlier, I'm always interested in moving up the value chain. So those have been some criteria.

Dave, I don't know if you want to expand more on kind of the areas we're looking today.

Dave Lacinski:

I think…

Male Speaker:

Okay.

Male Speaker:

You’re okay.

Dave Lacinski:

Okay. So I think the key parts that we're looking for are-fall into two different categories. One are key technologies that we may be able to pull into the company that allows us more-to create more differentiated products for our current set of customers. The other part of it is we're looking for ways to basically expand the portfolio of products that we can generate, so we may be looking at companies that are in current market segments that we are in, we may be looking at companies that-what we describe internally as sort of one swim lane over, close enough to what we do that we understand it, but it's not exactly the same product mix that we're looking at today, and we're looking for companies that will obviously be accretive to our business model. Obviously, we don't want to average down the company as a result of an acquisition, but they're all very-they'll be chosen very strategically. We're not really just shopping for revenue or anything like that. We're looking for a good fit.

Mike Burton:

Is there a timeframe requirement on being accretive?

Dave Lacinski:

Obviously sooner is better, but you know, I think we'll look at that on a case-by-case basis in terms of the potential and the ROI of that particular investment.

Robert Bruggeworth:

Yeah, I’d add to that, Mike, that clearly, some of the technology ones that Dave talked about, they wouldn't be very large anyway. You probably wouldn't notice they beat normal growth and op ex, things like that, but clearly, anything that we buy that's got any size, we would expect to make it accretive in less than a year.

Mike Burton:

Okay, and then lastly if we could, on the December quarter, is there an update on how things have been tracking so far with…

Robert Bruggeworth:

Yeah, since we're separate companies, why don’t you go ahead and speak for TriQuint?

Male Speaker:

Yeah, from TriQuint's perspective, we’re not going to comment on the current quarter here.

Robert Bruggeworth:

Gee, I like that line. I think from the RFMD perspective, I'll take (cross talking). No update.

Male Speaker:

Understand the question.

Robert Bruggeworth:

Any final questions? All right, like I said earlier, it's a great time to be in the RF market. I thank you very much for joining us. We hope it's clear from what we shared with you today, we're building a new leader in RF that will be a primary beneficiary of the exploding global demand for mobile data. We have two very synergistic businesses that are sharply focused on growth. We are confident in developing revenue growth ahead of our underlying markets; gross margins at the top of our industry; robust operating leverage and EPS growth well ahead of our revenue growth.

With that, thank you again. Have a great day.

Forward-Looking Statements
This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.
No Offer or Solicitation
This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
In connection with the proposed Business Combination, Qorvo, Inc., a newly-formed holding company under RFMD (“Qorvo”), has filed with the SEC a Form S-4 (the “Registration Statement”), which was declared effective on July 30, 2014 and which includes a registration statement and a prospectus with respect to Qorvo’s shares to be issued in the Business Combination. The Registration Statement contains important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY. The Registration Statement and other relevant materials and any other documents filed by Qorvo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.